     As filed with the Securities and Exchange Commission on April 28, 1999
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     under
                           The Securities Act of 1933

                           -------------------------
                              SHOWCASE CORPORATION
             (Exact name of registrant as specified in its charter)

        Minnesota                    7372                    41-1628214
     (State or other          (Primary Standard           (I.R.S. Employer
       jurisdiction               Industrial           Identification Number)
   of incorporation or       Classification Code
      organization)                Number)

                        4115 Highway 52 North, Suite 300
                        Rochester, Minnesota 55901-0144
                                 (507) 288-5922
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Kenneth H. Holec
                              ShowCase Corporation
                        4115 Highway 52 North, Suite 300
                        Rochester, Minnesota 55901-0144
                                 (507) 288-5922
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           -------------------------
                                   Copies to:
           Kenneth L. Cutler                       David K. Michaels
            Thad C. Johnson                        Robert A. Freedman
            Philip E. Bauer                      Cynthia E. Garabedian
          Dorsey & Whitney LLP                     Fenwick & West LLP
         220 South Sixth Street                   Two Palo Alto Square
   Minneapolis, Minnesota 55402-1498          Palo Alto, California 94306
             (612) 340-2600                          (650) 494-0600

                           -------------------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                           -------------------------
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [_]
      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

          Titles of Each Class of           Maximum Aggregate     Amount of
        Securities to be Registered         Offering Price (1) Registration Fee
-------------------------------------------------------------------------------
Common Stock, par value $.01 per share.....    $35,000,000          $9,730

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).

                           -------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                    Preliminary Prospectus dated     , 1999

PROSPECTUS

                                       Shares


                                  Common Stock

                                 -------------

    This is ShowCase Corporation's initial public offering of common stock.

    We expect the public offering price to be between $    and $    per share.
Currently, no public market exists for the shares. After pricing of this offering, we expect that the common stock will trade on the Nasdaq National Market under the symbol "SHWC."

    Investing in the common stock involves risks which are described in the
"Risk Factors" section beginning on page    of this prospectus.

                                 -------------

                                                       Per Share Total
                                                       --------- -----
     Public Offering Price...........................       $       $
     Underwriting Discount...........................     $       $
     Proceeds, before expenses, to ShowCase..........     $       $

    The underwriters may also purchase up to an additional     shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about      , 1999.

                                 -------------

Merrill Lynch & Co.

          U.S. Bancorp Piper Jaffray

                      Dain Rauscher Wessels
                        a division of Dain Rauscher Incorporated

                                                                    FAC/Equities

                                 -------------

                The date of this prospectus is                , 1999

                    [Inside front cover -- graphics to come]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  15
Trademarks...............................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial Data.....................................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  41
Certain Transactions.....................................................  49
Principal Shareholders...................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  57
Legal Matters............................................................  59
Experts..................................................................  59
Where You Can Find More Information......................................  60
Index to Consolidated Financial Statements .............................. F-1

                           INFORMATION IN PROSPECTUS

      Unless specifically stated, the information in this prospectus has been adjusted to reflect the automatic conversion of all outstanding shares of our preferred stock into shares of common stock, but does not take into account the possible sale of additional shares of common stock to the underwriters to cover over-allotments.

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

      This summary is not complete and does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the consolidated financial statements and related notes, before making an investment decision. The terms "ShowCase," "we," "us" and "our" as used in this prospectus refer to "ShowCase Corporation" and its subsidiaries as a combined entity, except where it is made clear that these terms mean only the parent company.

                              ShowCase Corporation

      We are the leading provider of fully integrated, end-to-end, business intelligence solutions for IBM AS/400 customers. Our ShowCase STRATEGY product suite and related services are designed to enable organizations to rapidly implement business intelligence solutions that create increased value from their operational and customer data. The sophisticated data warehousing and management capabilities of our product suite provide our clients with highly scalable and tightly integrated solutions. Our products enable enterprise-wide distribution of information and allow end-user access and analysis through familiar applications and Internet browsers. Our ShowCase STRATEGY product suite, introduced in 1996, supports ad hoc information access, enterprise reporting and analytics. We have eight years of experience delivering business intelligence solutions to our clients.

      The rapid growth of the Internet and the emergence of e-business are transforming the way organizations conduct business, communicate and share information. This transformation is driving broad and immediate demand for better intelligence and information dissemination. Companies require business intelligence to interpret and create value from the vast amounts of available data to better tailor products and services, identify business opportunities and improve operational efficiencies. A critical foundation technology for business intelligence solutions is a scalable and reliable server platform. The AS/400 is a leading server platform deployed in the mid-market for enterprise resource applications, e-business and business intelligence and is particularly popular with mid-market companies because of its reliability, scalability, ease of deployment and low cost of operation.

      Companies are often unable to realize the full potential of business intelligence because of the difficulty of integrating components from multiple vendors, adapting solutions to evolving end-user needs, scaling across the enterprise and extending business intelligence through the Internet. Our ShowCase STRATEGY product suite combines an intuitive user interface and Internet capabilities with powerful functionality that allows end users to easily access, customize and analyze information and reports with minimal IT assistance. It consists of data warehouse generation and management, reporting, relational analysis and multidimensional analysis components. In addition, we also offer Deployment Accelerators, which provide adaptable applications for targeted business functions and allow some of our clients to realize benefits of business intelligence within days of deployment.

      We sell our products and services in the U.S. and internationally through our direct sales force, software application vendors, distributors and resellers. Our channel partners include Dimension Data Systems, Fiserv, IBM, Infinium Software, Lawson Software, Silverlake, TSG and Walker Interactive. As of March 31, 1999, we had over 2,000 active clients including Abbott Laboratories, Burmah Castrol Trading, Cartier International, Interface, Land O'Lakes, Sara Lee Casualwear, Skytel Communications, Tiffany & Company and Toys "R" Us International.

      Our principal offices are located at 4115 Highway 52 North, Suite 300, Rochester, Minnesota 55901, and our telephone number is (507) 288-5922.

                              Recent Developments

      Preliminary estimates of our results of operations for the three months and the year ended March 31, 1999 (unaudited), together with statement of operations data for the three months ended March 31, 1998 (unaudited) and for the year ended March 31, 1998, are summarized below.

                                              Three Months
                                                  Ended         Year Ended
                                                March 31,        March 31,
                                             ---------------- ----------------
                                              1998     1999    1998     1999
                                             -------  ------- -------  -------
                                                     (in thousands)
Consolidated Statement of Operations Data:
Total revenues.............................. $ 7,006  $10,257 $23,755  $35,519
Operating income (loss).....................    (982)     195  (3,602)    (559)
Net income (loss)...........................    (996)     218  (3,234)    (616)

                                  The Offering

Common stock offered....       shares

Common stock outstanding
 after this offering....       shares. The number of shares that will be outstanding after the offering is based on the actual number outstanding as of March 31, 1999. It excludes options to purchase 1,545,807 shares of common stock outstanding as of March 31, 1999 at a weighted average exercise price of $2.32 per share, and
                          13,580 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $4.00 per share. For more information regarding our equity benefit plans, see "Management--Benefit Plans" and note 9 of notes to consolidated financial statements.

Use of proceeds.........  We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our direct sales force, product development and working capital.

Risk Factors............  See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National
 Market symbol..........  SHWC

                      Summary Consolidated Financial Data

      The summary consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

                                   Year Ended March 31,               Nine Months Ended
                          --------------------------------------  -------------------------
                                                                  December 31, December 31,
                           1994   1995    1996    1997    1998        1997         1998
                          ------ ------- ------- ------- -------  ------------ ------------
                          (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Total revenues..........  $6,471 $10,018 $13,278 $18,027 $23,755    $16,751      $25,262
Operating income
 (loss).................     490     558     826      36  (3,602)    (2,620)        (753)
Net income (loss).......     387     397     814      50  (3,234)    (2,238)        (834)
                          ====== ======= ======= ======= =======    =======      =======
Net income (loss) per
 share:
  Basic.................  $ 0.10 $  0.10 $  0.21 $  0.01 $ (0.82)   $ (0.57)     $ (0.19)
  Diluted...............  $ 0.07 $  0.06 $  0.13 $  0.01 $ (0.82)   $ (0.57)     $ (0.19)
Shares used in computing
 basic net income (loss)
 per share..............   3,867   3,908   3,850   3,847   3,928      3,909        4,348
Shares used in computing
 diluted net income
 (loss) per share.......   5,907   6,339   6,457   6,445   3,928      3,909        4,348

                                              As of December 31, 1998
                                                    --------------------------
                                                     Actual      As Adjusted
                                                    ----------- --------------
                                                         (in thousands)
Consolidated Balance Sheet Data:
Cash and marketable securities..................... $     7,637   $
Working capital....................................         609
Total assets.......................................      19,546
Long-term debt and capital lease obligations, less
 current portion...................................         751
Total stockholders' equity.........................       2,118

      For an explanation of the determination of the number of shares used in computing basic and diluted net income per share, see note 10 of notes to consolidated financial statements.

      The consolidated balance sheet data as of December 31, 1998, as adjusted,
reflects our sale of       shares of common stock offered by this prospectus at
an assumed initial public offering price of $ per share, after deducting the estimated underwriting discount and offering expenses that we will pay. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

      Before investing in our common stock, you should be aware that there are various risks, including those described below. As a ShowCase shareholder, you will be subject to risks inherent in our business. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

We have a history of losses and we may not be able to achieve profitability

      We incurred operating losses of approximately $3.6 million for the fiscal year ended March 31, 1998 and $753,000 for the nine months ended December 31, 1998. We have also incurred operating losses in each quarter beginning with the quarter ended June 30, 1997 through the quarter ended September 30, 1998. As of December 31, 1998, we had an accumulated deficit of approximately $4.0 million. We expect to continue to incur significant sales and marketing, product development and general and administrative expenses. In particular, we intend to substantially increase our direct field sales force, and accordingly increase our sales and marketing expenses. As a result, we may continue to experience losses and negative cash flows. If we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

Our future operating results may not follow past trends due to many factors

      The relatively recent introduction of a substantial portion of our current product suite and our history of losses make prediction of future operating results difficult. In the past, our revenues and operating results have varied significantly, and we expect these fluctuations to continue. Although our revenues have grown significantly in recent periods, you should not rely on past performance as any indication of future growth rates or operating results. Future operating results will depend on many factors, including:

     .  demand for the IBM AS/400 platform;

     .  growth of the market for business intelligence solutions;

     . demand for and acceptance of our products, product enhancements and services;

     . maintenance and development of our strategic relationships with application vendors, resellers and distributors;

     . the introduction, timing and competitive pricing of products and services by us and our competitors;

     . expansion and rate of success of our direct sales force and indirect distribution channels both domestically and internationally; and

     .  attraction and retention of key personnel.

Our quarterly operating results fluctuate significantly and are difficult to predict

      Quarterly operating results. Our operating results have varied and in the future are likely to vary significantly from quarter to quarter for a number of reasons, including:

     .  the size and timing of significant orders;

     . the length of our sales cycles and the sales cycles of our distribution partners;

     . the mix of products and services that we sell and the mix between direct and indirect sales of our products;

     .  our ability to control costs;

     . our ability to introduce new products and enhancements in a timely manner;

     . the rate of success of our international expansion and the effect of foreign currency exchange rate fluctuations;

     .  the discovery of software defects; and

     . general economic conditions as well as those specific to our customers and markets.

      Revenues. We cannot predict our quarterly revenues with any significant degree of accuracy for several reasons. We have historically operated with a low software order backlog because we generally ship our software products shortly after we receive orders. Accordingly, our product license revenues for any quarter depend significantly on orders booked and shipped during that quarter. In recent periods, we have experienced an increase in the average size of our licenses, and we expect this trend to continue. This focus on larger licenses will result in greater sales volatility from quarter to quarter. Moreover, we often recognize a substantial portion of our quarterly product license revenues in the last few weeks of a quarter. As a result, delays in booking client orders could adversely affect our reported revenues for a particular quarter. Finally, a significant percentage of our sales are through indirect channels that are less predictable than sales through our direct sales force.

      We have often realized a greater percentage of our license revenue and operating income in our third fiscal quarter than in other quarters due to customer purchasing patterns. In addition, due to seasonal factors, our sales often tend to slow during the summer months. We expect these trends to continue.

      Product license revenues also vary because the market for our products is evolving rapidly and because sales cycles, which may last many months, vary widely from client to client. Sales cycles are affected by many factors, including:

     .  our clients' budgetary constraints;

     .  the timing of our clients' budget cycles;

     . our clients' decisions as to whether, and on what scale, to adopt business intelligence solutions;

     . our clients' concerns about the introduction of new products by us or our competitors; and

     . potential downturns in the economy, which may reduce demand for our products.

      Maintenance and support fees depend largely on revenues from our existing clients and vary with their maintenance and support needs. Professional service revenues are often unpredictable because they depend in part on the scope of the services we provide and whether our clients utilize those services.

      Expenses. Because we plan to expand our business, we anticipate substantial increases in operating costs and expenses, including administration, consulting and training, maintenance and technical support, product development and sales and marketing expenses. In general, we base our operating expense budgets on anticipated revenue trends, and we may not be able to reduce these expenses in the short term. Because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues or any delay in recognition of revenues could result in significant variations in our quarterly operating results.

      For the foregoing reasons, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in one or more future quarters, our operating results may not meet the expectations of analysts and investors. In this event, the price of our common stock may fall.

The growth of our business depends on the growth of the market for business intelligence software

      All of our revenues to date have been attributable to the sale of business intelligence software and related maintenance, support, consulting and professional services. We expect such software and services to continue to account for substantially all of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, we cannot assure that the market will continue to grow or that, even if the market does grow, businesses will adopt our products. If such growth does not materialize, our business and operating results would be seriously harmed.

      We believe that future growth in the market for business intelligence software will depend in large part on growth in e-business--business-to-business, business-to-employee and business-to-customer communications and transactions over corporate intranets and extranets. E-business has only recently emerged, and may not continue to grow. Continued growth in e-business depends on a number of factors, including the Internet's ability to efficiently handle increased activity and to operate as a fast, reliable and secure network. Critical issues concerning the commercial use of the Internet, including data corruption, security, bandwidth availability and quality of service, remain and may negatively affect the growth of e-business, and accordingly, the demand for business intelligence software.

Our products currently operate primarily on the IBM AS/400

      The server components of our products currently operate only on the IBM AS/400. To date, virtually all of our revenues have been derived from the AS/400 customer base. Therefore, our ability to increase sales of our products will depend on the continued use of the AS/400 and the continued support of the AS/400 by IBM. Instead of using the AS/400, many businesses have implemented client/server computer systems based on UNIX or Windows NT platforms. The current levels of use by customers of the AS/400 and support of the AS/400 by IBM may not continue and the use of the AS/400 may not increase in the future. To develop products that operate on platforms other than the AS/400 would require us to commit a substantial investment of resources, and we may not successfully introduce these products on a timely or cost-effective basis or at all.

We may lose existing clients or be unable to attract new clients if we do not develop new products and enhance our current products

      We compete in markets where technology changes rapidly, competitors make frequent new product introductions and enhancements, products have uncertain life cycles and customer demands change unexpectedly. Our future success depends on our ability to satisfy diverse and evolving customer requirements and achieve market acceptance. It will also depend on our ability to improve and expand our product line to keep pace with our competitors' product introductions and technological developments. We cannot be certain that we will be successful in developing and marketing product enhancements or new products on a timely or cost-effective basis, or that these products, if developed, will achieve market acceptance.

      As a result of the complexities of business intelligence software, major new products and product enhancements can require long development and testing periods. In addition, customers may delay their purchasing decisions in anticipation of the general availability of new or enhanced versions of the Company's products and products of competitors. We have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Delays or problems in releasing our new products, or significant problems in the installation or implementation of our products, may cause clients to delay or cancel purchases or to purchase products from our competitors, which would seriously harm our business and operating results.

If our relationships with channel partners are not successful and if we cannot recruit additional channel partners we may not be able to expand our sales

      In addition to our direct sales force, we rely on channel partners including application vendors, resellers and distributors to license and support our products in the United States and internationally. Our ability to expand the sales of our products and our future success will depend in part upon recruiting channel partners and maintaining successful relationships with these partners. Our channel partners may offer products from several different companies, including, in some cases, products that compete with our products. In addition, in the future our channel partners may develop products that compete with our products. Our existing and potential channel partners may be influenced to scale back or end their relationships with us by our competitors who may have significantly greater resources and market clout than we do. These channel strategic partners may not devote adequate resources to selling our products. If we are unable to retain our existing channel partners or enter into additional relationships, we may have to devote substantially more resources to the distribution, sale and marketing of our products and services.

      Sales through channel partners are typically at lower margins for us than those through direct sales. Therefore, if we are successful in increasing the amount of sales through our channel partners our operating margins could decrease.

Our relationships with Hyperion Solutions Corporation and IBM are important to our success

      Maintaining our strategic relationships with Hyperion Solutions Corporation and IBM is important to our continued success, and a deterioration or termination of these relationships could seriously harm our business and operating results. We have a contractual relationship with Hyperion Solutions that grants us the exclusive right to distribute its analytical online processing product, Essbase, as ported by us to the AS/400, subject to limited distribution rights retained by Hyperion Solutions. License fees for this product, Essbase/400, were 39.5% and 39.4% of our total license fees for fiscal 1998 and the nine months ended December 31, 1998, respectively. Hyperion Solutions has retained the right, upon twelve months notice, to terminate the exclusivity of our distribution rights. Further, we must pay Hyperion Solutions minimum royalty payments, which increase over the term of our license agreement, to maintain our distribution rights to Essbase/400. The loss of our right to distribute Essbase/400 would seriously harm our business and operating results. Finally, our Analyzer and Analyzer for the Web products are based on technology licensed from Hyperion Solutions under a 1996 license agreement that expires in January 2001. In order to continue to offer products with the capabilities provided by our Analyzer and Analyzer for the Web products after January 2001, we would need to develop the necessary technology internally, extend or replace our license agreement with Hyperion Solutions or license technology from a third party. If we are unable to do so, the capabilities of our product suite would be significantly reduced, which would seriously harm our business and operating results. For more information regarding our relationship with Hyperion Solutions, see "Business--Strategic Relationships-- Hyperion Solutions."

      In December 1998, we entered into a new agreement with IBM, which has been a reseller of some of our products for several years. Under this new agreement, our products are marketed and sold as IBM products by IBM's software data management group sales force. This agreement has an initial term of seven years, and expands the scope of our reseller relationship with IBM. Also, we have engaged in joint marketing campaigns and research and development projects with IBM since our inception. We believe our relationship with IBM has been a significant factor in our success to date, and any deterioration or termination of this relationship would seriously harm our business and operating results. For more information regarding our relationship with IBM, see "Business-- Strategic Relationships--IBM."

We need to increase the size of our direct sales force to grow our sales

      We intend to increase sales of our products by growing our direct sales force. Because it has only existed since September 1996, our direct field sales force has had a limited operating history and may be unsuccessful in implementing our strategy of focusing sales efforts on potential clients that will deploy our product suite on a large scale. Typically, our salespeople have taken approximately six months from their hiring date to become productive selling our products. Furthermore, we believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge we need. Our inability to hire competent sales personnel, or our failure to retain them, would seriously harm our business and operating results.

Our markets are highly competitive which may lead to lower prices, reduced gross margins and loss of market share

      The markets for our products are intensely competitive and subject to rapidly changing technology. We compete primarily against providers of decision support software and data warehousing software. Our competitors providing business intelligence solutions for AS/400 customers include Silvon and Infomanager. We also compete with vendors that provide business intelligence products implemented on Unix or Windows NT platforms and then connected to the AS/400. These vendors include Brio Technology, Business Objects, Cognos, Hyperion Solutions, Information Advantage, Microsoft, MicroStrategy, Oracle, PLATINUM Technology, which has entered into an agreement to be acquired by Computer Associates, Sagent Technology and SAS Institute. In addition, enterprise resource planning software vendors including Baan Company, PeopleSoft and SAP are beginning to offer decision support and analytical modules primarily to support the analysis of data from their own operational systems. One or more of these companies may expand their technologies to support greater business intelligence functionality. Finally, in the future, IBM may expand the functionality of the operating system for the AS/400, or of its database products, to provide some of the functions provided by our products.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources and greater name recognition than we do. In addition, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Increased competition may harm our ability to sell additional software and maintenance and support renewals on terms favorable to us and lead to price cuts, reduced gross margins and loss of market share, which may seriously harm our business and operating results.

      Our competitors may make strategic acquisitions or establish cooperative relationships among themselves or other parties that may increase their abilities to meet the needs of our current and potential clients. The business intelligence software industry has recently experienced consolidation and many industry analysts expect this trend to continue. This consolidation may provide our competitors with expanded sales, distribution and marketing capabilities and broader product offerings. In addition, our current or future channel partners may establish cooperative relationships with our competitors, which may limit our ability to sell our products through various distribution channels.

Sales may be delayed or lost due to our lengthy sales cycles

      Our clients often take an extended period of time evaluating our products before licensing them. The period of time between initial client contact and a purchase order may span from one month to over twelve months. During this period, clients may decide not to purchase or may scale down their orders for our products for various reasons, including:

     .  reductions in demand for business intelligence solutions;

     .  new products introduced or announced by competitors;

     .  price competition;

     . decisions to use hardware platforms other than the AS/400 for their business intelligence solutions;

     .  changes in our clients' budgets and purchasing priorities; and

     . diversion of clients' resources and management's attention to other information technology issues, including Year 2000 compliance issues.

      In addition, we often must provide a significant level of education to our prospective clients regarding the use and benefit of our products, which may cause additional delays during the evaluation and acceptance process. These and other factors make it difficult for us to forecast the timing and recognition of revenues from sales of our products and services. In recent periods, we have experienced an increase in the average size of our licenses, and we expect this trend to continue. This focus on larger licenses will lengthen our average sales cycle.

We need to expand our management systems and controls to support our anticipated growth

      Our operations are growing rapidly and we expect this expansion to continue as we execute our business strategy. Our total number of employees grew from 125 on March 31, 1996 to 240 on March 31, 1999, and we anticipate further increases in the number of employees. Sustaining our growth has placed significant demands on management and our administrative, operational, personnel and financial resources.

      We may not be able to successfully manage our growth which could lead to customer dissatisfaction. Therefore, the inability to sustain or manage our growth could seriously harm our business and operating results.

Difficulties presented by international economic, political, legal and business factors could negatively affect our business in international markets

      Sales to clients outside North America represented 34.4% of our total revenues for each of fiscal 1997 and 1998 and 37.6% of our total revenues for the nine months ended December 31, 1998. We currently have wholly-owned subsidiaries in Belgium, Germany, France, the Netherlands and the United Kingdom. We plan to expand our existing international operations and enter into additional international markets, which will require significant management attention and financial resources. In order to expand our international operations successfully, we will have to hire additional personnel and recruit additional international resellers and distributors. Our failure to do so in a timely manner may limit the growth of our international operations. We may not be able to maintain or increase international market demand for our products. In addition, our products must be localized-- customized to meet user needs--in order to be sold in particular foreign countries. Our localized products may not be accepted in the targeted countries.

      Our international operations are subject to other inherent risks, including:

     .  the impact of recessions in economies outside the United States;

     . greater difficulty in collecting accounts receivable and longer collection periods;

     . unexpected changes in regulatory requirements, tariffs or other trade barriers;

     . difficulties in and costs of staffing and managing foreign operations;

     .  weaker intellectual property right protection in some countries;

     .  potentially adverse tax consequences;

     .  political and economic instability;

     .  costs of localizing products for foreign countries;

     .  the effect of foreign currency exchange rate fluctuations; and

     .  the burden of complying with a wide variety of foreign laws.

      Any of these risks could seriously harm our future international sales and therefore our business.

Fluctuations in foreign currency exchange rates may lead to reduced operating margins

      Our international revenues and expenses are denominated in foreign currencies. The functional currency of each of our foreign subsidiaries is its local currency. We currently do not engage in foreign exchange hedging activities. Therefore, our international revenues and expenses are subject to foreign currency fluctuations. Our foreign currency translation gains and losses have so far been immaterial. However, future fluctuations in exchange rates between the U.S. dollar and foreign currencies may seriously harm our business, particularly our operating margins.

Possible consequences of euro conversion

      On January 1, 1999, eleven of the fifteen member countries of the European Union set fixed conversion rates between their existing sovereign currencies and the euro, the only currency that will be used in European Union countries starting July 1, 2002, and adopted the euro as their legal currency. Currently, we are assessing the impact of these events on our company. In addition to tax and accounting issues, we are considering:

     . the technical challenges of adapting our systems to accommodate euro-denominated transactions;

     . the impact on currency exchange costs and currency exchange rate risk; and

     .  the impact on existing contracts.

      At this early stage, we cannot yet predict the consequences of euro conversion on our business and operating results.

Our executive officers and key personnel are critical to our business and these officers and key personnel may not remain with us in the future

      Our future success depends on our ability to hire, train, assimilate and retain highly qualified employees. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Because our executive offices are located in Rochester, Minnesota, with a population of approximately 80,000, we must frequently recruit qualified employees from outside the vicinity of our headquarters, which may put us at a competitive disadvantage.

      Our success is highly dependent upon the continued service and skills of key management, technical, sales and marketing personnel, none of whom, except Patrick Dauga and Kenneth H. Holec, are bound by formal employment agreements. If we lose the services of any of these key personnel, it may have a negative impact on our business. Mr. Holec's employment agreement is a year-to-year agreement which either party may elect not to renew by giving the other party notice at least 30 days before the termination of any one-year term. Mr. Dauga may terminate his employment agreement at any time by giving us notice at least three months before this termination. We do not maintain life insurance policies covering any of our employees.

We may face increased competition if we are unable to protect our intellectual property rights, and we may be subject to intellectual property infringement claims

      Our success and ability to compete depend substantially upon our internally developed technology. We attempt to protect our software, documentation and other written materials primarily through a combination of trade secret, trademark and copyright laws, confidentiality procedures and contractual provisions, which afford only limited protection. We have one patent issued and one patent application pending in the United States with respect to aspects of our software. The pending patent application may not be issued, or, if issued, it and our previously issued patent may not survive a legal challenge to their validity or provide us significant protection.

      Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or otherwise obtain and use our products and technology. Policing unauthorized use of our products is difficult, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Our means of protecting our intellectual property rights may not be adequate or our competitors may independently develop similar technology.

      We anticipate that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result, we may become involved in these claims from time to time. Any of these claims, with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments, or require us to enter into royalty or licensing agreements. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms or at all. If a claim of product infringement against us is successful and we fail to obtain a license or to develop or license non-infringing technology, our business and operating results could be seriously harmed.

If we discover software defects, we may have product-related liabilities and marketing difficulties that may lead to a loss of revenue or delay in market acceptance for our products

      Our software products are complex and may contain errors, defects or failures, especially when first introduced or when new versions are released. In the past, we have discovered software errors in some of our products after their introduction. Despite extensive testing, we may not be able to detect and correct errors in products or releases before commencing commercial shipments, which may result in harm to our reputation and loss of revenue or delay in market acceptance.

      Our license agreements with clients typically contain provisions designed to limit our exposure to potential product liability claims. Various domestic and international jurisdictions may not enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter these claims in the future. Product liability claims, whether or not successful, brought against us could have a material adverse effect on our business. Defending a suit, with or without merit, could entail substantial expense and require the time and attention of key management personnel.

Our products, systems and sales may be subject to Year 2000 problems

      Many currently installed computer systems and software products store dates using only the last two digits of the calendar year. As a result, these systems may not be able to distinguish whether "00" means 1900 or 2000, which may cause system failures or erroneous results. We believe our current products are Year 2000 compliant. However, our products operate in complex network environments and directly or indirectly interact with a number of other hardware and software systems. Despite preliminary testing, we cannot predict all the possible Year 2000 issues arising from the interaction of our products with older hardware and software systems. Known or unknown errors associated with this interaction could result in a delay or loss of revenue, interruption of service, cancellation of client contracts, diversion of development resources, damage to our reputation, increased service and warranty costs and litigation. Any of these outcomes could seriously harm our business and operating results. For a further discussion of this issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

      We currently cannot predict the extent to which the Year 2000 problem will affect our clients, strategic partners or suppliers, or the extent to which we would be vulnerable to any failure by our clients, strategic partners or suppliers to remediate any Year 2000 issue on a timely basis. The failure of our major clients, partners or suppliers to convert their systems on a timely basis or to implement a conversion that is compatible with our systems would seriously harm our business. Furthermore, we may lose potential sales of our products as companies divert information technology resources to solve their Year 2000 problems.

      We are currently reviewing our information technology and other technology systems to assess and remediate any Year 2000 problems. While the amount of remediation work required to address Year 2000 problems is not expected to be extensive, we will be required to modify some of our existing hardware and software for our internal computer systems to function properly in the year 2000 and thereafter.

Concentration of ownership of our company may give some shareholders substantial influence and may prevent or delay a change in control

      We anticipate that our executive officers and directors, together with their affiliates, will, in the aggregate, beneficially own approximately percent of our outstanding common stock following the completion of this offering. These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of ShowCase.

Our charter documents and Minnesota law may discourage an acquisition of our company

      Provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. For instance, our bylaws provide for a classified board of directors with each class of directors subject to re-election every three years. This will make it more difficult for third parties to insert their representatives on our board of directors and gain control of our company. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. See "Description of Capital Stock" for a discussion of these provisions.

Management could spend or invest the proceeds of this offering in ways with which the shareholders may not agree

      Our management can spend or invest the proceeds from this offering in ways with which the shareholders may not agree. The investment of these proceeds may not yield a favorable return. See "Use of Proceeds."

No prior public market has existed for our common stock and stock prices could be highly volatile

      Our common stock has never been sold in a public market. An active trading market for our common stock may not develop or be sustained after completion of this offering. The initial public offering price of our common stock may not be indicative of the prices that will prevail in the public market after the offering, and the market price of our common stock could fall below the initial public offering price. For a further discussion, see "Underwriting."

      The trading price of our common stock may fluctuate widely as a result of a number of factors, including:

     .  quarterly variations in our operating results;

     .  technological innovations or new products;

     . market perception and customer acceptance of business intelligence software;

     .  increased competition;

     .  disputes concerning intellectual property rights;

     .  demand for the IBM AS/400 platform;

     .  general conditions in the software industry; and

     .  changes in earnings estimates by analysts.

      In addition, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many computer software companies and which have often been unrelated to the operating performance of these companies.

Future sales of our common stock in the public market after the offering could cause our stock price to decline

      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock
could decline. Upon completion of the offering, we will have        shares of
common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after March 31, 1999. Other than the shares sold in this offering, 22,440 shares will be freely tradeable as of the date of this prospectus, an additional 28,620 shares will be freely tradeable 90 days after the date of this prospectus and the remaining shares will be subject to 180 day lockup agreements between our existing shareholders and the underwriters. The remaining outstanding shares will become freely tradeable at varying dates beginning 180 days after the date of this prospectus. For more information, see "Shares Eligible for Future Sale."

Some holders of our common stock have registration rights

      After the offering, the holders of 2,759,226 shares of our common stock,
which represent     percent of our common stock outstanding after this
offering, can require that we register their shares for sale under the Securities Act of 1933. If these holders require that we register a large number of securities to be sold in the public market, these sales could cause the market price for our common stock to decline. In addition, if we are required to include shares held by these holders in a company-initiated registration, these sales may have an adverse effect on our ability to raise needed capital.

You will incur immediate and substantial dilution

      If you purchase shares of our common stock, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options or warrants exercise those options or warrants, you will experience further dilution. See "Dilution."

We do not intend to pay dividends

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding the development and growth of our business and, therefore, do not expect to pay any dividends in the foreseeable future. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including:

     .  uncertainty of our future operating results;

     .  our ability to introduce new products;

     . delays or losses of sales due to long sales and implementation cycles for our products;

     . the possibility of lower prices, reduced gross margins and loss of market share due to increased competition; and

     .  increased demands on our resources due to anticipated growth.

      In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

                                   TRADEMARKS

      Each trademark, trade name or service mark appearing in this prospectus belongs to its respective holder. ShowCase(R) and ShowCase STRATEGY(R) are registered trademarks of ShowCase Corporation.

                                USE OF PROCEEDS

      We estimate our net proceeds from the sale of the     shares of our
common stock offered in this offering to be approximately $    million, or
approximately $    million if the underwriters' over-allotment option is
exercised in full, based on an assumed initial public offering price of $ per share and after deducting the estimated underwriting discount and offering expenses.

      We intend to use the net proceeds from this offering for general corporate purposes, including expansion of our direct sales force, product development and working capital. In addition, we may acquire businesses, products and technologies that are complementary to ours, and a portion of the net proceeds may be used for these acquisitions. We have no agreements with respect to any material acquisitions as of the date of this prospectus.

      Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We plan to retain any earnings to fund the development and growth of our business.

                                 CAPITALIZATION

      The following table summarizes our capitalization as of December 31, 1998 as follows:

     .  on an actual basis;

     . on a pro forma basis to give effect to the conversion of all outstanding shares of our preferred stock into common stock; and

     . on a pro forma, as adjusted basis to reflect the application of the net proceeds from our initial public offering and the conversion of all outstanding shares of our preferred stock into common stock.


                                                 As of December 31, 1998
                                               -----------------------------
                                                                  Pro Forma
                                               Actual  Pro Forma As Adjusted
                                               ------  --------- -----------
                                                      (in thousands)
Long-term debt and capital lease obligations,
 less current portion........................  $  751   $  751   $
                                               ------   ------
Stockholders equity:
 Preferred stock, $0.01 par value, 5,000,000
  shares authorized, 1,348,757 shares
  outstanding, actual; no shares outstanding,
  pro forma and pro forma as adjusted........      14       --
 Common stock, $0.01 par value, 10,000,000
  shares authorized,
  4,486,327 shares outstanding, actual;
  50,000,000 shares authorized, 7,245,553
  shares outstanding, pro forma; 50,000,000
  shares authorized,          shares
  outstanding, pro forma as adjusted (1).....      45       72
 Additional paid-in capital..................   6,313    6,300
 Accumulated deficit.........................  (4,001)  (4,001)
 Unrealized holding gain (loss) on
  securities.................................    (147)    (147)
 Deferred compensation.......................    (197)    (197)
 Foreign currency translation adjustment.....      91       91
                                               ------   ------   ----------
  Total stockholders' equity.................   2,118    2,118
                                               ------   ------   ----------
    Total capitalization.....................  $2,869   $2,869   $
                                               ======   ======   ==========

--------
(1) The number of shares outstanding is based on the actual number of shares outstanding as of December 31, 1998. It excludes:

     . options to purchase 1,545,807 shares outstanding as of March 31, 1999 at a weighted average exercise price of $2.32 per share; and

     . 13,580 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $4.00 per share.

      For more information regarding our equity benefit plans, see "Management--Benefit Plans" and note 9 of notes to consolidated financial statements.

                                    DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

      Our pro forma net tangible book value as of March 31, 1999, after giving effect to the conversion of our outstanding preferred stock into common stock
in connection with this offering, was $     or $     per share of common stock.
Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the conversion of our outstanding preferred stock into common stock in connection with this offering. After giving effect
to our sale of the     shares of common stock offered by this prospectus at an
assumed initial public offering price of $     per share and after deducting
the estimated underwriting discount and offering expenses, our as adjusted pro
forma net tangible book value as of March 31, 1999 would have been $     or
$     per share of common stock. This represents an immediate increase in net
tangible book value to existing shareholders of $     per share and an
immediate dilution to new investors of $     per share. The following table
illustrates the per share dilution to new investors:

Assumed initial public offering price per share                   $

  Pro forma net tangible book value per share as of
     March 31, 1999                                    $
  Increase per share attributable to this offering
Pro forma net tangible book value per share after the
 offering
                                                                  ----------
Dilution per share to new investors in this offering              $
                                                                  ==========

      The following table sets forth, on a pro forma basis as of March 31, 1999, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with this offering, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing shareholders and new investors:

                                               Total
                       Shares Purchased    Consideration
                       ----------------- ------------------ Average Price
                        Number   Percent   Amount   Percent   Per Share
                       --------- ------- ---------- ------- -------------
Existing shareholders  7,262,093      %  $6,187,176      %      $0.85
New public investors
                       ---------  ----   ----------  ----       -----
Total
                       =========  ====   ==========  ====       =====

      If the underwriters' over-allotment option is exercised in full, the
number of shares held by new investors will increase to     , or     %, of the
total shares of common stock outstanding after this offering.

      The foregoing discussion and tables assume no exercise of any stock options outstanding as of March 31, 1999. They exclude:

     . options to purchase 1,545,807 shares outstanding as of March 31, 1999 at a weighted average exercise price of $2.32 per share; and

     . 13,580 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $4.00 per share.

      To the extent that any of these shares are issued, there will be further dilution to new investors. For more information regarding our equity benefit plans, see "Management--Benefit Plans" and note 9 of notes to consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated statement of operations data shown below for the years ended March 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of March 31, 1997 and 1998 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data shown below for the years ended March 31, 1994 and 1995 and the consolidated balance sheet data as of March 31, 1994, 1995 and 1996 are derived from audited financial statements not included elsewhere in this prospectus. The selected consolidated financial data for the nine months ended December 31, 1997 and 1998 and as of December 31, 1998 were derived from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. Please read the consolidated financial statements and related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                   Year Ended March 31,               Nine Months Ended
                           -------------------------------------  -------------------------
                                                                  December 31, December 31,
                            1994    1995   1996   1997    1998        1997         1998
                           ------  ------ ------ ------- -------  ------------ ------------
Consolidated Statement of
Operations Data:                       (in thousands, except per share data)
Revenues:
 License fees............  $5,491  $8,131 $9,451 $11,639 $14,279    $10,077      $15,077
 Maintenance and
  support................     608   1,469  2,707   4,888   6,651      4,765        7,302
 Professional service
  fees...................     372     418  1,120   1,500   2,825      1,909        2,883
                           ------  ------ ------ ------- -------    -------      -------
  Total revenues.........   6,471  10,018 13,278  18,027  23,755     16,751       25,262
                           ------  ------ ------ ------- -------    -------      -------
Cost of revenues:
 License fees............     536   1,145  1,145   1,365   2,645      1,709        2,894
 Maintenance and
  support................     224     511    520     990   1,572      1,122        1,828
 Professional service
  fees...................     274     602    676   1,172   2,005      1,343        1,995
                           ------  ------ ------ ------- -------    -------      -------
  Total cost of
   revenues..............   1,034   2,258  2,341   3,527   6,222      4,174        6,717
                           ------  ------ ------ ------- -------    -------      -------
Gross margin.............   5,437   7,760 10,937  14,500  17,533     12,577       18,545
Operating expenses:
 Sales and marketing.....   2,676   4,152  6,661   9,940  15,494     11,153       13,723
 Product development.....   1,052   1,821  2,070   2,553   3,051      2,204        3,236
 General and
  administrative.........   1,219   1,229  1,380   1,971   2,590      1,840        2,339
                           ------  ------ ------ ------- -------    -------      -------
  Total operating
   expenses..............   4,947   7,202 10,111  14,464  21,135     15,197       19,298
                           ------  ------ ------ ------- -------    -------      -------
Operating income (loss)..     490     558    826      36  (3,602)    (2,620)        (753)
Other income (expense),
 net.....................      (3)      9    138      14     543        507           54
                           ------  ------ ------ ------- -------    -------      -------
Net income (loss) before
 income taxes............     487     567    964      50  (3,059)    (2,113)        (699)
Income taxes.............     100     170    150     --      175        125          135
                           ------  ------ ------ ------- -------    -------      -------
Net income (loss)........  $  387  $  397 $  814 $    50 $(3,234)   $(2,238)     $  (834)
                           ======  ====== ====== ======= =======    =======      =======
Net income (loss) per
 share
 Basic...................  $ 0.10  $ 0.10 $ 0.21 $  0.01 $ (0.82)   $ (0.57)     $ (0.19)
 Diluted.................  $ 0.07  $ 0.06 $ 0.13 $  0.01 $ (0.82)   $ (0.57)     $ (0.19)
Shares used in computing
 basic net income (loss)
 per share(1)............   3,867   3,908  3,850   3,847   3,928      3,909        4,348
Shares used in computing
 diluted net income
 (loss) per share........   5,907   6,339  6,457   6,445   3,928      3,909        4,348

                                        As of March 31,
                               ----------------------------------
                                                                     As of
                                                                  December 31,
                                1994   1995   1996   1997   1998      1998
                               ------ ------ ------ ------ ------ ------------
Consolidated Balance Sheet
Data:                                          (in thousands)
Cash and marketable
 securities................... $1,404 $1,326 $2,587 $2,989 $5,847    $7,637
Working capital...............    966  1,106  1,165  1,060  1,579       609
Total assets..................  3,355  5,344  6,666 11,400 16,315    19,546
Long-term debt and capital
 lease obligations, less
 current portion..............    122    570    446    682  1,157       751
Total stockholders' equity....  1,329  1,725  2,519  2,602  3,105     2,118

--------
(1) For an explanation of the determination of the number of shares used in computing net income per share, see note 10 of notes to consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

      We are the leading provider of fully integrated, end-to-end, business intelligence solutions for IBM AS/400 customers. Our ShowCase STRATEGY product suite and related services are designed to enable organizations to rapidly implement business intelligence solutions that create increased value from their operational and customer data. The sophisticated data warehousing and management capabilities of our product suite provide our clients with highly scalable and tightly integrated solutions. Our products enable enterprise-wide distribution of information and allow end-user access and analysis through familiar applications and Internet browsers. Our ShowCase STRATEGY product suite, introduced in 1996, supports ad hoc information access, enterprise reporting and analytics. We have eight years of experience delivering business intelligence solutions to our clients.

      We were incorporated in 1988, and in 1991, we introduced the first Windows-based query tool for the IBM AS/400, ShowCase VISTA. During the next four years, we continued to broaden our family of data access products, expand our comprehensive service and support programs, grow our telesales and indirect sales channels and invest in marketing and administrative functions. In 1996, we introduced ShowCase STRATEGY, our fully integrated, end-to-end business intelligence solution for the AS/400. To support our introduction of ShowCase STRATEGY, we created a direct field sales force and increased our global distribution presence, which resulted in a significant increase in our operating expenses. Our headcount increased from 20 employees at April 1, 1991 to 240 employees at March 31, 1999. Our revenues increased from $18.0 million in fiscal 1997 to $23.8 million in fiscal 1998, and were $25.3 million for the nine months ended December 31, 1998. Although our revenues have increased significantly during these periods, this growth may not continue. We had a net income of approximately $50,000 in fiscal 1997, a net loss of $3.2 million in fiscal 1998 and a net loss of approximately $834,000 for the nine months ended December 31, 1998 as a result of increased cost of sales and operating expenses. We intend to continue to invest significant resources in the development of our product suite, sales and marketing and general and administrative functions. See "Risk Factors--We have a history of losses and we may not be able to achieve profitability."

      Our revenues come from three principal sources: license fees, maintenance and support and professional service fees. We adopted the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-4, Deferral of the Effective Date of Certain Provisions of SOP No. 97-2, effective April 1, 1998. Under SOP No. 97-2, we recognize license revenue when the software product has been delivered, if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable. License fee revenues that are contingent upon sale to an end user by distributors and other channel partners are recognized upon receipt of a report of delivery. Maintenance and support fees committed as part of new product license sales and maintenance resulting from renewed maintenance contracts are deferred and recognized ratably over the contract period. Professional service revenue is recognized when services are performed. The adoption of SOP No. 97-2 did not have a material effect on our operating results.

      We sell our products through our direct sales force and through our channel partners. Direct sales are made by our telesales organization and direct field sales force in North America and by our wholly-owned subsidiaries in Germany, France, the United Kingdom and Belgium, including its branch office in the Netherlands. Our channel partners include IBM, software application vendors, resellers and distributors located in the United States, Italy, Switzerland, Mexico, Japan, Australia, Singapore, Hong Kong, Thailand and South Korea. Sales through our channel partners accounted for approximately 40% of license fee revenues for fiscal 1997, 20% for fiscal 1998 and 20% for the nine months ended December 31, 1998. If our channel sales increase, our profit margins could decrease. In particular, expansion of sales through IBM under our recent agreement with IBM could result in decreased profit margins.

      Revenues from clients outside North America represented 34.4% of our total revenue for each of fiscal 1997 and 1998 and 37.6% of our total revenue for the nine months ended December 31, 1998. A majority of these sales was derived from European sales. We intend to continue to expand our international operations and have committed, and will continue to commit, significant management time and financial resources to developing our direct and indirect international sales channels.

Results of Operations

      The following table indicates the percentage of total revenues represented by items reflected in our consolidated statements of operations.

                               Year Ended March
                                      31,                Nine Months Ended
                               -------------------   -------------------------
                                                     December 31, December 31,
                               1996   1997   1998        1997         1998
                               -----  -----  -----   ------------ ------------
As a Percentage of Total
 Revenues:
Revenues:
  License fees................  71.2%  64.6%  60.1%      60.2%        59.7%
  Maintenance and support.....  20.4   27.1   28.0       28.4         28.9
  Professional service fees...   8.4    8.3   11.9       11.4         11.4
                               -----  -----  -----      -----        -----
    Total revenues............ 100.0  100.0  100.0      100.0        100.0

Cost of revenues:
  License fees................   8.6    7.6   11.1       10.2         11.5
  Maintenance and support.....   3.9    5.5    6.6        6.7          7.2
  Professional service fees...   5.1    6.5    8.4        8.0          7.9
                               -----  -----  -----      -----        -----
    Total cost of revenues....  17.6   19.6   26.2       24.9         26.6
                               -----  -----  -----      -----        -----
Gross margin..................  82.4   80.4   73.8       75.1         73.4

Operating expenses:
  Sales and marketing.........  50.2   55.1   65.2       66.6         54.3
  Product development.........  15.6   14.2   12.8       13.2         12.8
  General and administrative..  10.4   10.9   10.9       11.0          9.3
                               -----  -----  -----      -----        -----
    Total operating expenses..  76.1   80.2   89.0       90.7         76.4
                               -----  -----  -----      -----        -----
Operating income (loss).......   6.2    0.2  (15.2)     (15.6)        (3.0)
Other income (expense), net...   1.0    0.1    2.3        3.0          0.2
                               -----  -----  -----      -----        -----
Net income (loss) before
 income taxes.................   7.3    0.3  (12.9)     (12.6)        (2.8)
Income taxes..................   1.1    --     0.7        0.7          0.5
                               -----  -----  -----      -----        -----
Net income (loss).............   6.1%   0.3% (13.6)%    (13.4)%       (3.3)%
                               =====  =====  =====      =====        =====

Revenues

      Total revenues. Revenues increased from $13.3 million in fiscal 1996 to $18.0 million in fiscal 1997 and to $23.8 million in fiscal 1998, representing increases of 35.8% in fiscal 1997 and 31.8% in fiscal 1998. Revenues increased from $16.8 million for the nine months ended December 31, 1997 to $25.3 million for the nine months ended December 31, 1998, representing an increase of 50.8%.

      License fees. License fee revenues increased from $9.5 million in fiscal 1996 to $11.6 million in fiscal 1997 and to $14.3 million in fiscal 1998, representing increases of 23.2% in fiscal 1997 and 22.7% in fiscal

1998. License fee revenues increased from $10.1 million for the nine months ended December 31, 1997 to $15.1 million for the nine months ended December 31, 1998, representing an increase of 49.6%. License fee revenues as a percentage of total revenues were 71.2% for fiscal 1996, 64.6% for fiscal 1997, 60.1% for fiscal 1998 and 59.7% for the nine months ended December 31, 1998. These increases in total license fee revenues are largely attributable to increases in the number of licenses sold, reflecting the results of an expanded direct field sales force and the introduction of new products and product enhancements, as well as increases in average transaction size. Beginning in fiscal 1997, revenues from Essbase/400 licenses became a significant percentage of total license fee revenues.

      Maintenance and support. Maintenance and support revenues increased from $2.7 million in fiscal 1996 to $4.9 million in fiscal 1997 and to $6.7 million in fiscal 1998, representing increases of 80.6% in fiscal 1997 and 36.1% in fiscal 1998. Maintenance and support revenues increased from $4.8 million for the nine months ended December 31, 1997 to $7.3 million for the nine months ended December 31, 1998, representing an increase of 53.2%. Maintenance and support revenues as a percentage of total revenues were 20.4% for fiscal 1996, 27.1% for fiscal 1997, 28.0% for fiscal 1998 and 28.9% for the nine months ended December 31, 1998. These increases in maintenance and support revenues were largely a result of the renewal of maintenance and support contracts as our installed base continued to grow, as well as new maintenance and support contracts associated with new product licenses.

      Professional service fees. Professional service fee revenues increased from $1.1 million in fiscal 1996 to $1.5 million in fiscal 1997 and to $2.8 million in fiscal 1998, representing increases of 33.9% in fiscal 1997 and 88.3% in fiscal 1998. Professional service fee revenues increased from $1.9 million for the nine months ended December 31, 1997 to $2.9 million for the nine months ended December 31, 1998, representing an increase of 51.0%. Professional service fee revenues as a percentage of total revenues were 8.4% for fiscal 1996, 8.3% for fiscal 1997, 11.9% for fiscal 1998 and 11.4% for the nine months ended December 31, 1998. These increases in professional service fee revenues were largely a result of the service revenues associated with the sale of new product licenses.

Costs of Revenues

      Cost of license fees. Cost of license fees consists primarily of the costs of product manuals, media, packaging, shipping and royalties paid to third parties. Cost of license fees increased from $1.1 million in fiscal 1996 to $1.4 million in fiscal 1997 and to $2.6 million in fiscal 1998, representing 12.1% of license fee revenues in fiscal 1996, 11.7% in fiscal 1997 and 18.5% in fiscal 1998. Cost of license fees increased from $1.7 million for the nine months ended December 31, 1997 to $2.9 million for the nine months ended December 31, 1998, representing 17.0% and 19.2% of license fee revenues for these periods. The increase in cost of license fees was primarily attributable to the increase in the percentage of our revenues from our Essbase/400 product, which requires us to pay royalties. We anticipate that cost of license fees will increase in dollar amount in future periods as license fee revenues increase. Cost of license fees as a percentage of license fee revenues may increase if we license additional technologies or products or if sales of Essbase/400 or other products which carry a royalty obligation increase as a percentage of license fee revenues.

      Cost of maintenance and support. Cost of maintenance and support consists primarily of personnel costs associated with providing maintenance and support services and payments to third parties to provide maintenance and support, primarily with respect to our Essbase/400 product. Cost of maintenance and support increased from $0.5 million in fiscal 1996 to $1.0 million in fiscal 1997 and to $1.6 million in fiscal 1998, representing 19.2% of total maintenance and support revenues in fiscal 1996, 20.3% in fiscal 1997 and 23.6% in fiscal 1998. Cost of maintenance and support increased from $1.1 million for the nine months ended December 31, 1997 to $1.8 million for the nine months ended December 31, 1998, representing 23.5% and 25.0% of total license fee revenues for these periods. The increase in cost of maintenance and support was primarily due to the hiring of additional personnel and the implementation of a new client management system. We anticipate that cost of maintenance and support will increase in dollar amount in future periods as maintenance and support revenues increase.

      Cost of professional service fees. Cost of professional service fees consists primarily of the costs of providing training and consulting services. Cost of professional service fees increased from $0.7 million in fiscal 1996 to $1.2 million in fiscal 1997 and to $2.0 million in fiscal 1998, representing 60.4% of professional service fee revenues in fiscal 1996, 78.1% in fiscal 1997 and 71.0% in fiscal 1998. Cost of professional service fees increased from $1.3 million for the nine months ended December 31, 1997 to $2.0 million for the nine months ended December 31, 1998, representing 70.4% and 69.2% of professional service fee revenues for these periods. The dollar increase in cost of professional service fees was primarily due to the expansion of our professional services staff. Cost of professional service fees as a percentage of professional service fee revenues has decreased from 1997 to 1998 as a result of increased efficiency from increases in scale and utilization of our staff. We anticipate that cost of professional service fees will increase in dollar amount in future periods as professional service fee revenues increase.

Operating Expenses

      Sales and marketing. Sales and marketing expenses consist primarily of salaries, benefits, bonuses, commissions and travel and promotional expenses. Sales and marketing expenses have increased from $6.7 million in fiscal 1996 to $9.9 million in fiscal 1997 and to $15.5 million in fiscal 1998, representing 50.2% of total revenues in fiscal 1996, 55.1% in fiscal 1997 and 65.2% in fiscal 1998. Sales and marketing expenses increased from $11.2 million for the nine months ended December 31, 1997 to $13.7 million for the nine months ended December 31, 1998, representing 66.6% and 54.3% of total revenues for these periods. This increase in both dollar amount and as a percentage of total revenues from fiscal 1996 through fiscal 1998 reflected the establishment of a direct field sales force, the hiring of additional sales and marketing personnel and the expansion of promotional activities. We anticipate that sales and marketing expenses will increase in dollar amount in future periods.

      Product development. Product development expenses consist primarily of development personnel compensation and related costs associated with the development of new products, the enhancement of existing products, quality assurance and testing. Product development expenses increased from $2.1 million in fiscal 1996 to $2.6 million in fiscal 1997 and to $3.1 million in fiscal 1998, representing 15.6% of total revenues in fiscal 1996, 14.2% in fiscal 1997 and 12.8% in fiscal 1998. Product development expenses increased from $2.2 million for the nine months ended December 31, 1997 to $3.2 million for the nine months ended December 31, 1998, representing 13.2% and 12.8% of total revenues for these periods. This increase in dollar amount is due to expenses associated with the development of new products and the hiring of additional personnel. Product development expenses decreased as a percentage of total revenues in fiscal 1997 and fiscal 1998 and for the nine months ended December 31, 1998 primarily due to faster revenue growth. We anticipate that we will continue to devote significant resources to our product development efforts and that product development expenses will increase in dollar amount in future periods. To date, all product development costs have been expensed as incurred.

      General and administrative. General and administrative expenses consist primarily of salaries of executive, financial, human resource and information services personnel as well as outside professional fees. General and administrative expenses increased from $1.4 million in fiscal 1996 to $2.0 million in fiscal 1997 and to $2.6 million in fiscal 1998, representing 10.4% of total revenues in fiscal 1996 and 10.9% in each of fiscal 1997 and 1998. General and administrative expenses increased from $1.8 million for the nine months ended December 31, 1997 to $2.3 million for the nine months ended December 31, 1998 representing 11.0% and 9.3% of total revenues for these periods. These increases in dollar amounts were primarily due to increased staffing and related expenses necessary to manage and support the expansion of our operations. General and administrative expenses decreased as a percentage of total revenues primarily due to faster revenue growth. We anticipate that our general and administrative expenses will increase in dollar amount in the future as a result of increased personnel and infrastructure costs necessary to support the expansion of our operations as well as the additional expenses associated with being a public company.

Other Income

      Other income consists primarily of earnings from investments and sales of securities, equity in net income of unconsolidated affiliates and gains or losses from disposal of fixed assets, net of any interest expense. Other income decreased from $137,000 in fiscal 1996 to $14,000 in fiscal 1997 and increased to $543,000 in fiscal 1998. Other income decreased from $507,000 for the nine months ended December 31, 1997 to $54,000 for the nine months ended December 31, 1998. The increase in other income in fiscal 1998 can be attributed primarily to earnings on investment of the proceeds from our sale of preferred stock. The decrease in other income for the nine months ended December 31, 1998 from the nine months ended December 31, 1997 can be attributed to the gain on the sale of a security of a third party during the nine months ended
December 31, 1997.

Provision (Benefit) for Income Taxes

      Income taxes decreased from $150,000 in fiscal 1996 to no income taxes in fiscal 1997 due to lower income from operations in fiscal 1997. Income taxes were $175,000 in fiscal 1998 and $135,000 for the nine months ended December 31, 1998, primarily due to foreign income taxes paid which could not be realized as tax credits in the United States due to our consolidated losses from operations.

      We have recorded deferred tax assets for temporary differences of $1,055,000 as of March 31, 1997 and $1,840,000 as of March 31, 1998, primarily related to deferred revenue on which taxes have been paid. See note 7 to the consolidated financial statements. We periodically evaluate the need for a valuation allowance against these deferred tax assets. Due to uncertainty regarding future taxable income in 1997, and our operating losses in fiscal 1998, we have determined that it is more likely than not that only a portion of the deferred tax assets will be realized and accordingly, there is a corresponding valuation allowance of $415,000 as of March 31, 1997 and $1,500,000 as of March 31, 1998. The amount recognized approximates the amount of cash refundable that could be generated if we were to continue our operating loss position.

Selected Quarterly Operating Results

      The following table shows unaudited consolidated financial information for each of the four quarters in our fiscal year ended March 31, 1998 and for the first three quarters in our fiscal year ended March 31, 1999. In management's opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and related notes and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented in accordance with generally accepted accounting principles.

                                                Three Months Ended
                            --------------------------------------------------------------
                            June 30,  Sept 30, Dec 31,  Mar 31,  June 30, Sept 30, Dec 31,
                              1997      1997    1997     1998      1998     1998    1998
                            --------  -------- -------  -------  -------- -------- -------
Consolidated Statements of
Operations Data:                                  (in thousands)
Revenues:
  License fees............   $2,346    $3,301  $4,429   $4,203    $4,224   $5,019  $5,834
  Maintenance and
  support.................    1,398     1,692   1,675    1,886     2,161    2,365   2,776
  Professional service
  fees....................      621       575     712      917       913    1,037     933
                            -------    ------  ------   ------    ------   ------  ------
    Total revenues........    4,365     5,568   6,816    7,006     7,298    8,421   9,543
Cost of revenues:
  License fees............      389       475     844      937       817    1,000   1,077
  Maintenance and
  support.................      367       373     382      450       565      605     658
  Professional service
  fees....................      437       411     494      663       613      577     805
                            -------    ------  ------   ------    ------   ------  ------
    Total cost of
     revenues.............    1,193     1,259   1,720    2,050     1,995    2,182   2,540
                            -------    ------  ------   ------    ------   ------  ------
Gross margin..............    3,172     4,309   5,096    4,956     5,303    6,239   7,003
Operating expenses:
  Sales and marketing.....    3,418     3,412   4,322    4,342     4,387    4,378   4,958
  Product development.....      686       742     776      847       979    1,219   1,038
  General and
  administrative..........      559       614     668      749       736      748     855
    Total operating
     expenses.............    4,663     4,768   5,766    5,938     6,102    6,345   6,851
                            -------    ------  ------   ------    ------   ------  ------
Operating income (loss)...   (1,491)     (459)   (670)    (982)     (799)    (106)    152
Other income (expense),
 net......................       (3)        2     508       36         6       25      23
                            -------    ------  ------   ------    ------   ------  ------
Net income (loss) before
 income taxes.............   (1,494)     (457)   (162)    (946)     (793)     (81)    175
Income taxes..............       50        25      50       50        40       45      50
                            -------    ------  ------   ------    ------   ------  ------
Net income (loss).........  $(1,544)   $ (482) $ (212)  $ (996)   $ (833)  $ (126) $  125
                            =======    ======  ======   ======    ======   ======  ======

                                                Three Months Ended
                            -----------------------------------------------------------------
                            June 30,  Sept 30,  Dec 31,  Mar 31,  June 30,  Sept 30,  Dec 31,
                              1997      1997     1997     1998      1998      1998     1998
Percent of Total Revenues:  --------  --------  -------  -------  --------  --------  -------
Revenues:
  License fees............    53.7%     59.3%     65.0%    60.0%    57.9%     59.6%     61.1%
  Maintenance and
  support.................    32.0      30.4      24.6     26.9     29.6      28.1      29.1
  Professional service
  fees....................    14.2      10.3      10.4     13.1     12.5      12.3       9.8
                             -----     -----     -----    -----    -----     -----     -----
    Total revenues........   100.0     100.0     100.0    100.0    100.0     100.0     100.0
Cost of revenues:
  License fees............     8.9       8.5      12.4     13.4     11.2      11.9      11.3
  Maintenance and
  support.................     8.4       6.7       5.6      6.4      7.7       7.2       6.9
  Professional service
  fees....................    10.0       7.4       7.2      9.5      8.4       6.9       8.4
                             -----     -----     -----    -----    -----     -----     -----
    Total cost of
     revenues.............    27.3      22.6      25.2     29.3     27.3      25.9      26.6
                             -----     -----     -----    -----    -----     -----     -----
Gross margin..............    72.7      77.4      74.8     70.7     72.7      74.1      73.4
Operating expenses:
  Sales and marketing.....    78.3      61.3      63.4     62.0     60.1      52.0      52.0
  Product development.....    15.7      13.3      11.4     12.1     13.4      14.5      10.9
  General and
  administrative..........    12.8      11.0       9.8     10.7     10.1       8.9       9.0
    Total operating
     expenses.............   106.8      85.6      84.6     84.8     83.6      75.3      71.8
                             -----     -----     -----    -----    -----     -----     -----
Operating income (loss)...   (34.2)     (8.2)     (9.8)   (14.0)   (10.9)     (1.3)      1.6
Other income (expense),
 net......................    (0.1)      --        7.5      0.5      0.1       0.3       0.2
                             -----     -----     -----    -----    -----     -----     -----
Net income (loss) before
 income taxes.............   (34.2)     (8.2)     (2.4)   (13.5)   (10.9)     (1.0)      1.8
Income taxes..............     1.1       0.4       0.7      0.7      0.5       0.5       0.5
                             -----     -----     -----    -----    -----     -----     -----
Net income (loss).........   (35.4)%    (8.7)%    (3.1)%  (14.2)%  (11.4)%    (1.5)%     1.3%
                             =====     =====     =====    =====    =====     =====     =====

      Our operating results have varied and may in the future vary significantly from quarter to quarter. These fluctuations may result in volatility in the price of our common stock. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

      In general, we base our operating expense budgets on anticipated revenue trends, and we may not be able to reduce these expenses in the short-term. Because our expenses are relatively fixed in the near term, any shortfall from anticipated revenues or any delay in recognition of revenues could result in significant variations in our quarterly operating results. In the future, our operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by our competitors and capital spending patterns of our clients. Because we have experienced and may continue to experience seasonality, we may not be able to maintain profitability on a quarterly basis. We have often realized a greater percentage of our license revenue and operating income in our third fiscal quarter than in other quarters due to customer purchasing patterns. In addition, due to seasonal factors, our sales often tend to slow during the summer months. We expect these trends to continue. See "Risk Factors--Our quarterly operating results may fluctuate significantly and are difficult to predict."

Liquidity and Capital Resources

      Historically, we have funded operations primarily through cash provided by operations, the sale of equity securities and bank borrowings. Our operating activities provided cash of $2.2 million in fiscal 1996 and $1.2 million in fiscal 1997, and used cash of $833,000 in fiscal 1998. Our operating activities used cash of $2.0 million for the nine months ended December 31, 1997 and provided cash of $2.6 million for the nine months ended December 31, 1998. The decrease in cash from operations for fiscal 1998 was due primarily to our net loss in that year, offset in part by $2.7 million increase in deferred revenue and a $1.4 million increase in accrued liabilities. The increase in cash from operations for the nine months ended December 31, 1998 compared to the nine months ended December 31, 1997 was due primarily to improved results of operations and increased deferred revenue, offset in part by an increase in accounts receivable. In each period, the increase in deferred revenue consisted primarily of prepayment of clients' maintenance fees.

      Our investing activities used cash of approximately $646,000 in fiscal 1996, $1.1 million in fiscal 1997 and $566,000 in fiscal 1998. Our investing activities used cash of approximately $302,000 and $247,000 for the nine months ended December 31, 1997 and December 31, 1998, respectively. In all of these periods, the principal use of cash in investing activities was for capital expenditures related to the expansion of our operations.

      Our financing activities used cash of approximately $323,000 in fiscal 1996 and provided cash of approximately $290,000 in fiscal 1997 and $3.8 million in fiscal 1998. Our financing activities used cash of approximately $6,000 in the nine months ended December 31, 1997 and used cash of approximately $290,000 in the nine months ended December 31, 1998. For fiscal 1997, financing activities provided cash primarily from issuance of long-term debt, offset in part by long-term debt repayment and payments under capital lease obligations. For fiscal 1998, financing activities provided cash primarily from proceeds received from the issuance of preferred stock, offset in part by long-term debt repayment and payments under capital lease obligations. For the nine months ended December 31, 1998, cash used by financing activities consisted primarily of long-term debt repayment and payments under capital lease obligations.

      Our sources of liquidity as of December 31, 1998 consisted principally of cash and marketable securities of $7.6 million. We believe that cash generated from operations, existing cash and marketable securities, and cash generated from this offering will be sufficient to fund operations for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financing. Additional funds may not be available or, if available, we may not be able to obtain them on terms favorable to us and our shareholders.

Quantitative and Qualitative Disclosure About Market Risks

      We have no derivative financial instruments in our cash and cash equivalents and investments. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and overnight investments in commercial paper. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus. See "Use of Proceeds."

      We are exposed to market risk from fluctuations in foreign currency exchange rates. We manage exposure to variability in foreign currency exchange rates primarily through the use of natural hedges, whereby funding obligations and assets are both managed in the local currency. However, different durations in our funding obligations and assets may expose us to the risk of foreign exchange rate fluctuations. We have not entered into any derivative transactions to manage this risk. Based on our overall foreign currency rate exposure at December 31, 1998, we believe that movements in foreign currency rates would not materially adversely affect our financial position.

Year 2000

      Many currently installed computer systems and software products store dates using two digits of the calendar year. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations, including a temporary inability to process transactions, send invoices or engage in other similar business activities. As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with Year 2000 requirements. The potential global impact of the Year 2000 problem is not known. If Year 2000 problems are not corrected in a timely manner, they could affect us and the U.S. and world economy generally.

      Even though our current products are Year 2000 compliant, we may lose potential sales because companies may be diverting resources to assess and fix their internal systems that may not be Year 2000 compliant.

      We have formed a project team to address internal Year 2000 issues. Our internal financial and other computer systems are being reviewed to assess and remediate Year 2000 problems. Our assessment of internal systems includes our information technology, or IT, systems as well as other systems which include embedded technology in equipment containing microprocessors or other similar circuitry. Our Year 2000 compliance program includes the following phases:

     .  identifying systems that need to be modified or replaced;

     . carrying out remediation work to modify existing systems or convert to new systems; and

     . conducting validation testing of systems and applications to ensure compliance.

      The amount of remediation work required to address internal Year 2000 problems is not expected to be extensive. We have replaced some of our operational systems and most of our personal computers in the last several years. We believe that new equipment and software, including new accounting software to be installed in 1999, substantially addresses Year 2000 issues. However, we will be required to modify some of our existing hardware and software in order for our computer systems to function properly in the year 2000 and thereafter. We estimate that we will complete our Year 2000 compliance program for all of our significant internal systems no later than September 30, 1999, at an estimated cost of $50,000. There can be no assurance that the estimates are correct or that actual costs will not be materially greater than anticipated.

      In addition, we plan to survey our major suppliers and evaluate their plans to address potential Year 2000 issues. However, it is impossible to fully assess the potential consequences in the event interruptions from suppliers occur or in the event that there are disruptions in infrastructure areas as utilities, communications, transportation, banking or government.

      Based on our assessments to date, we believe we will not experience any material disruptions as a result of Year 2000 problems in internal processes, information processing, interfaces with major clients or with processing orders and billing. However, our ability to timely ship products to our clients would be disrupted if suppliers or other third-party providers, such as those providing electricity, water or telephone services, experience difficulties in providing products or services to us. Such a result could seriously harm our business and results of operations. We have not yet developed a contingency plan to address these potential issues, but we will assess the need to develop such a plan based on the outcome of our Year 2000 review. Assuming no major disruption in service from suppliers or other third-parties, we believe that we will be able to manage our total Year 2000 transition without any substantial effect on business and operating results.

New Accounting Pronouncements

      The American Institute of Certified Public Accountants ("AICPA") issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use in March 1998, and SOP No. 98-5, Reporting on the Costs of Start-Up Activities in April 1998. SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. Although we will be required to adopt SOP Nos. 98-1 and 98-5 for the fiscal year ending March 31, 2000, we do not expect them to have a material impact on our financial position, results of operations or cash flows.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS No. 133 will be effective for us in April 2001. We are currently reviewing the potential impact of this accounting standard.

      In December 1998, the AICPA issued SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP No. 98-9 requires recognition of revenue using the "residual method" in a multiple-element software arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and recognized in accordance with SOP No. 97-2. We will be required to implement SOP No. 98-9 for the fiscal year ending March 31, 2000. SOP No. 98-9 also extends the deferral of the application of SOP No. 97-2 to certain other multiple element software arrangements until SOP 98-9 becomes effective. We do not expect a material change in our accounting for revenues as a result of the provisions of SOP 98-9.

                                    BUSINESS

Overview

      We are the leading provider of fully integrated, end-to-end, business intelligence solutions for IBM AS/400 customers. Our ShowCase STRATEGY product suite and related services are designed to enable organizations to rapidly implement business intelligence solutions that create increased value from their operational and customer data. The sophisticated data warehousing and management capabilities of our product suite provide our clients with highly scalable and tightly integrated solutions. Our products enable enterprise-wide distribution of information and allow end-user access and analysis through familiar applications and Internet browsers. Our ShowCase STRATEGY product suite, introduced in 1996, supports ad hoc information access, enterprise reporting and analytics. We have eight years of experience delivering business intelligence solutions to our clients.

Industry Background

      The rapid growth of the Internet and the emergence of e-business are transforming the way organizations conduct business, communicate and share information. This transformation is driving broad and immediate demand for better intelligence and information dissemination. In recent years, the deployment of enterprise resource planning applications, the integration of supply chains and the emergence of e-business have increased the amount of data available to companies. Nevertheless, many companies have failed to organize, manage and disseminate this data in an accessible, intuitive manner. Companies require business intelligence to interpret and create value from the vast amounts of available data by better tailoring products and services, identifying business opportunities and improving operational efficiencies. In addition, as organizations have become more closely linked with suppliers and customers, there is an increasing need to extend business intelligence beyond organizational boundaries.

      Business Intelligence. Employees, customers and suppliers require business intelligence to make faster, smarter business decisions. Business intelligence software enables organizations to transform data from disparate sources into accessible, understandable and useful information. It is also the foundation of an enterprise information portal, a centralized location where users can access necessary corporate information. Business intelligence solutions provide employees, customers and suppliers with useful information through ad hoc information access, enterprise reporting and analytics. Ad hoc information access enables users to customize the manner in which information is viewed and analyzed. Enterprise reporting delivers timely analysis and drill-down capabilities on a structured basis to broad user populations. Finally, analytic applications provide management insight by enabling users to analyze transactional data to identify operational trends and variances. Examples of analytic applications include fraud detection, credit scoring and budgeting applications. To support these functional uses, robust business intelligence solutions require a strong infrastructure of data warehouse generation and management.

      Business intelligence is deployed in many ways to increase revenues and operating efficiencies. For instance, in e-commerce, companies can use business intelligence to better manage customer relationships by analyzing past purchases, service history, product utilization and demographics. Consumer product companies and retailers use business intelligence to deploy management applications to determine which products to promote in specific markets and channels. Companies engaged in supply chain management use business intelligence to more efficiently manage product and material order flow among distribution facilities, multiple plants and suppliers. Companies from all industries can use business intelligence to benchmark performance against goals and best business practices.

      The demand for business intelligence solutions and the deployment of enterprise information portals is driven by increased competitive pressures, the emergence of e-business and the availability of large amounts of operational data. A June 1998 Information Week survey of 250 information technology executives indicated that data warehousing, a core element of business intelligence, is their top post-millennium technology priority.

Dataquest estimates that the business intelligence software market will grow from approximately $1.9 billion in 1998 to approximately $6.9 billion in 2002, a compound annual growth rate of approximately 38%.

      Business intelligence solutions are data intensive and draw on a broad range of data sources. A critical foundation technology for business intelligence solutions is a scalable and reliable server platform capable of supporting a broad array of users and environments.

      The IBM AS/400. The AS/400 is a leading server platform used by mid-market companies to deploy enterprise resource planning, e-business and business intelligence applications. The Gartner Group estimated the AS/400 installed base to be approximately 500,000 units in 1998 and growing to approximately 650,000 units by 2001. The large number of applications developed for the AS/400 include business management systems, inventory and demand planning applications. Leading application vendors include Fiserv, Infinium Software, J.D. Edwards, Lawson Software, Lotus, PeopleSoft, SAP and System Software Associates.

      The popularity of the AS/400 as an application and e-business server is a function of its ease of use, reliability, security, scalability and ability to deploy Java and Windows NT business applications. Expanded interoperability with other systems facilitate the use of the AS/400 as a server in heterogeneous computing environments. New models of the AS/400 provide strong price performance and include an expanded multi-processor architecture and networking capabilities and software products for Internet delivery of applications and e-business. The AS/400's integrated hardware, operating system, database, middleware and software applications provide organizations with the performance and tools to implement a robust business intelligence solution. The AS/400 is a leading server platform deployed in the mid-market for enterprise resource applications, e-business and business intelligence and is particularly popular with mid-market companies because of its reliability, scalability, ease of deployment and low cost of operation.

      Problems faced by traditional approaches to business intelligence. Companies have spent extensive time and resources collecting, organizing and delivering operational data through various applications. Nevertheless, many of these companies have been unable to implement and realize the benefits of a business intelligence solution because they lack the necessary technical expertise. This problem is especially prevalent for AS/400 customers because they typically have limited IT staff and resources. Traditionally, companies have implemented business intelligence solutions through the purchase and integration of many software products from multiple vendors. However, these companies are often unable to realize the full potential of business intelligence because of the following challenges:

     Integrating components from multiple vendors. As a result of the fragmented business intelligence market, implementing a business intelligence solution has traditionally required the evaluation, selection, purchase and integration of many different software products from multiple vendors. Integrating these products requires extensive use of an organization's IT staff and resources and often limits the overall capability of the implemented solution. Furthermore, because these components are supplied by multiple vendors, and use many different interfaces, the solution is often difficult to use.

     Adapting solutions to evolving end-user needs. The initial implementation of a traditional business intelligence solution frequently provides a limited set of functionality. As organizations realize the benefits of business intelligence, they frequently wish to add more business functionality to their solutions. Integrating this increased functionality may not be possible with an organization's existing tools, or may be extremely costly or laborious. Furthermore, the resulting solution is often of limited overall effectiveness. As a result, end users frequently require sustained IT staff involvement to perform the customized reporting and follow-on analysis necessary to derive increased value from corporate data.

     Scaling across the enterprise. When implementing traditional business intelligence solutions, organizations frequently do not recognize the importance of strong data warehouse generation and management capabilities. As a result, the data warehouse generation and management infrastructure of a business intelligence solution is often unable to meet the demands placed on it as the diversity and size of the end-user population grows. Without this infrastructure, companies frequently experience significant data integrity and performance problems when they attempt to scale their business intelligence solutions to serve broader user populations.

     Extending business intelligence through the Internet. Extending business intelligence through the Internet exacerbates the limitations of traditional business intelligence solutions. As companies implement enterprise information portals in an e-business environment, business intelligence solutions must be easy to use and provide a high degree of scalability and adaptability to deliver business intelligence to a growing population of employees, customers and suppliers with diverse needs. To support this large-scale deployment, business intelligence solutions must also have sufficient management, security, intuitive user interfaces and Internet browser-based capabilities.

      We believe that the demand for business intelligence, the limitations of traditional approaches and the large and growing AS/400 installed base provide a significant opportunity for fully integrated, end-to-end business solutions for AS/400 customers.

The ShowCase Solution

      We are the leading provider of business intelligence solutions for AS/400 customers. Our ShowCase STRATEGY product suite and related services are designed to enable organizations to rapidly implement and deploy business intelligence solutions that create increased value from their operational and customer data. We believe our solution provides the following key benefits:

      Full integration and end-to-end business intelligence functionality. Our product suite and professional services are designed to provide our clients with a complete, fully integrated, end-to-end business intelligence solution. Our products can be easily integrated with industry leading enterprise software applications provided by vendors such as Fiserv, Infinium Software, J. D. Edwards, Lawson Software, Lotus and SSA. Our end-to-end solution provides each of the three functional business intelligence uses -- ad hoc information access, enterprise reporting and analytics. Our business intelligence solutions incorporate a strong infrastructure of data warehouse generation and management. This end-to-end approach eliminates the need for AS/400 customers to evaluate, select, purchase and integrate components from different vendors to realize the benefits of business intelligence.

      Easy deployment and expansion. Our comprehensive product suite and accompanying professional services enable our clients to quickly and easily deploy a manageable business intelligence solution that minimizes the burden on their IT departments. Our clients can deploy our modular business intelligence solution in stages as their business intelligence needs grow. Companies can start with any one of the three functional business intelligence uses and extend their solutions to include the other two as end users realize the benefits of and discover other uses for business intelligence. We also offer Deployment Accelerators, which provide adaptable applications for targeted business functions and allow some of our clients to realize benefits of business intelligence within days of deployment.

      Robust scalability for enterprise-wide deployment. Our product suite addresses the challenges faced by IT departments as business intelligence solutions expand in functionality and in the number of applications and end users supported. Our data warehouse generation and management capabilities and our hub-and-spoke architecture enable modular expansion of data marts and data warehouses to support additional applications and end users. Further, our product suite supports enterprise performance capabilities and scalability through its tight integration with and leverage of the AS/400 platform.

      Ease of use and Internet accessibility. Our product suite combines a consistent and intuitive user interface with powerful functionality that allows end users to easily access, customize and analyze information and reports with minimal IT assistance. Because users can realize the benefits of our solution through familiar applications, such as Microsoft Excel, Lotus 1-2-3 and Microsoft Word, organizations are able to leverage existing software applications and user skills. These capabilities are enhanced by our easy-to-use Internet browser-based capabilities, including query and user-defined calculations, powerful graphics and drag-and-drop features.

ShowCase Strategy

      Our objective is to extend our position as the leading provider of fully integrated, end-to-end business intelligence solutions for AS/400 customers. The following are key elements of our strategy:

      Expand product functionality and technology leadership. We intend to continue expending significant resources to expand our product functionality and technology leadership. One of our initiatives is to strengthen our product suite's enterprise reporting capabilities to publish specified business intelligence to defined users on a regularly scheduled basis. We also intend to further leverage Internet browser technologies to enable companies to disseminate information and business intelligence through a portal framework that will enable growing user populations both within and outside the organization to more easily search and receive information through the Internet. Furthermore, we plan to increase our product suite's ability to access additional data sources to ensure that a broader range of information is available to end users.

      Offer additional application Deployment Accelerators. We believe that there is a large market for adaptive applications that utilize the underlying capabilities of our product suite and offer out-of-the-box functionality in targeted markets. Our Deployment Accelerators are designed to serve as architectural models for our clients' business intelligence solutions. In 1998, we introduced Deployment Accelerators for sales and financial analysis. We believe these adaptive applications allow our clients to quickly realize benefits from our products and will extend their use for additional applications. Consequently, we plan to tightly integrate leading enterprise resource planning applications with our Deployment Accelerators, which will also incorporate future technological advancements. We also intend to leverage the knowledge gained from our experience with client implementations to develop additional Deployment Accelerators for areas such as inventory and customer relationship management.

      Increase our direct sales efforts. We intend to expand our direct sales force to extend market penetration to new clients and expand penetration of our product suite within existing clients. We believe a strong direct sales force is necessary to educate potential clients about the benefits of and uses for the relatively new area of business intelligence. A strong direct sales force is particularly important for AS/400 customers, which typically have relatively small IT staffs. An expanded direct sales force presence will also provide increased front-line insight into the business intelligence needs of AS/400 customers. A unit of our direct sales force has been specifically designed to build upon our existing client relationships. We believe there is a significant opportunity to sell additional components of our product suite to these clients as they decide to increase the functionality of their business intelligence solutions and make them available to a greater number of end users.

      Expand our distribution channels. We have recently expanded our relationship with IBM to allow us to leverage the distribution capabilities provided by IBM's large software data management group sales force. In the future, we intend to expand the number of distribution channels available for our products by increasing the number of enterprise resource planning applications with which our products are integrated. Some of our products are currently integrated with applications provided by vendors such as Dimension Data Systems, Fiserve, IBM, Infinium Software, Lawson Software, Silverlake, TSG and Walker Interactive. In addition, we are targeting the expansion of our marketing relationships to increase market awareness of our product suite and customer referrals for our direct sales force. We currently have marketing relationships with several companies, including CMDS, Data Systems International and J.D. Edwards.

      Provide high quality services and support to our clients. We provide comprehensive implementation, training and support services to our clients to aid them in quickly implementing and realizing the benefits of our solutions. Our focus on high quality service and support is critical to success in the AS/400 market because many of our clients do not have the internal resources necessary to implement and maintain business intelligence solutions. We currently anticipate expanding our support and professional service capabilities and our service partnerships to support the deployment of our product suite.

Products

      The ShowCase STRATEGY product suite includes all of the elements of a complete business intelligence solution. Typical configurations of business intelligence solutions include the following components of our product suite:

                                                           Analyzer
                               Report                      for the  Warehouse Warehouse
                         Query Writer Essbase/400 Analyzer   Web     Builder   Manager
                         ----- ------ ----------- -------- -------- --------- ---------
Ad hoc information
 access.................    X     X                                                X
Enterprise reporting....    X     X                                      X         X
Analytics...............                    X         X        X         X

      Our Deployment Accelerators provide our clients with both enterprise reporting and analytic capabilities and currently provide sales and financial analysis functionality.


                                   [GRAPHIC]

[The graphic consists of three rectangular boxes with symbolic representations as described below. Above the entire graphic are the words "Deployment Accelerator."

Box on the extreme left: On the extreme left is a rectangular box with a symbolic representation of a computer server, bearing the words "Any AS/400 Data Source." Above this representation is the acronym "OLTP." Below this representation are the words "Legacy, Human Resources, Marketing, Sales, and Financial Data."

Box in the center: In the center is a rectangular box with several symbolic representations. An arrow points to the right from the symbolic representation of a computer server in the rectangular box on the extreme left to a box in the center rectangular box bearing the words "Warehouse Builder." An arrow points to the right from this rectangular box to a symbolic representation of a data warehouse. Above this representation are the words "DB2/400 Data Warehouse." An arrow points to the right from this symbolic representation to a box in the middle of the center rectangular box bearing the words "Warehouse Builder." Two arrows point to the right from this middle box. The upper arrow points to a symbolic representation of a multidimensional data mart. Above this symbolic representation are the words "ESSBASE/400 Multidimensional Data Mart." The lower arrow points to a symbolic representation of a relational data mart. Above this symbolic representation are the words "DB2/400 Relational Data Mart." An arrow points between the symbolic representations of the multidimensional data mart and the relational data mart. To the right of these symbolic representations is a rectangular box bearing the words "Warehouse Manager."

Box on the extreme right: On the extreme right is a rectangular box with five symbolic representations of desk-top computers. To the left of these symbolic representations are the words "Query," "Report Writer," "Essbase/400," "Analyzer," and "Analyzer for the Web."]


      Ad hoc information access, enterprise reporting and analytics

      Query. Query provides end users high-performance access to relational data on the AS/400 for ad hoc querying and results-oriented data analysis. Users may access data warehouses and operational data through the product's interface on their desktop computer, or through familiar applications, such as Microsoft Excel, Lotus 1-2-3 and Microsoft Word. Query also provides scheduling and sophisticated search functions for the advanced end user.

      Report Writer. Report Writer enables end users to create fast, specialized reports for data analysis. Report Writer also combines drag-and-drop features, graphics and calculation capabilities that make report design easy and intuitive.

      Analyzer. Analyzer enables end users to analyze multidimensional and/or relational data through desktop computers. End users can display data as charts, spreadsheets or custom report forms. The end user can sort, rank, filter, calculate and graph this data for more in-depth analysis and can drill down to the underlying data.

      Analyzer for the Web. Analyzer for the Web is a "thin" version of Analyzer that allows end users to conduct basic data analysis tasks over a company's intranet or extranet. Analyzer for the Web is Java-based and accessible through Internet browsers, such as Microsoft Explorer and Netscape Navigator.

      Essbase/400. Essbase/400 is a 64-bit implementation of Hyperion Solutions' online analytical processing product, Essbase, on the AS/400. Essbase/400 allows end users to perform multidimensional analysis on AS/400 data. It consists of a multidimensional database server, a desktop-based tool for creating and maintaining the database and Microsoft Excel and Lotus 1-2-3 add-ins that provide end-user access. Essbase/400 can also be used with our Analyzer and Analyzer for the Web products, as well as the many third-party applications developed for use with Hyperion's Essbase product. Essbase/400 is easy to use and deploy rapidly, has robust calculation capabilities, provides rapid responses to end-user requests and incorporates user-generated scenario data.

      Data warehouse generation and management

      Warehouse Builder. For clients desiring enterprise-wide business intelligence solutions, Warehouse Builder automates the process of building a centralized data warehouse. Warehouse Builder transforms online transaction processing data from any AS/400 data source into data marts or data warehouses. Warehouse Builder enables clients to create multidimensional data marts or data warehouses by moving data from IBM's DB2 database for the AS/400 to Essbase/400.

      Warehouse Manager. Warehouse Manager provides the tools to manage data warehouses and data marts on a day-to-day basis by integrating data simplification, warehouse security, resource allocation and user access. Warehouse Manager also enables administrators to allow users easier access to data in complicated databases and to create a simplified view of any AS/400 database, whether it is used for transaction processing or analysis. In addition, Warehouse Manager provides capabilities to interact with most AS/400 data types and with many third-party database extensions, such as the J.D. Edwards interactive data dictionary and Infinium's security system.

      Deployment Accelerators

      Sales and Financial Analysis Deployment Accelerators. ShowCase STRATEGY Deployment Accelerators are pre-configured functional data models or templates that may be used to quickly implement and adapt sales and/or financial analysis applications. These adaptive applications are designed to serve as architectural models for our clients' business intelligence solutions. Sales Analysis Deployment Accelerators include order and performance/variance analysis, sales, customer and shipping tracking, sales history and forecasting and impact analysis. Financial Analysis Deployment Accelerators include accounting and financial reporting, profit and loss analysis, budgeting, forecasting and overhead calculation, variance and unit cost analysis and business segmentation.

Services

      Customer Support. Our support team provides comprehensive support services to our clients, including the following services:

    . unlimited technical support via telephone, facsimile, the Internet and e-mail;

    .  program temporary fixes;

    .  technical documents on demand; and

    .  product upgrades.

      As of March 31, 1999, we had over 2,000 clients on our annual maintenance plan. We offer maintenance support through our regional support centers in North America, Europe, Malaysia and a partnership in Japan. Currently, our regional support offices have access to an integrated customer database that provides each office with real-time information regarding our clients and their installed product base. A client that has a maintenance problem after hours and is unable to contact its regional support office may contact any one of our other regional support offices and obtain maintenance support.

      Professional Services. Because they often have limited IT staff and resources, our clients require a high level of service and support. To address this need, we offer a full range of educational, consulting and support services. We work with clients to design customized service plans that will enable them to rapidly implement and realize the benefits of business intelligence solutions that can evolve with end-user needs. As an example of this approach, we recently introduced service offerings that allow clients to leverage our Deployment Accelerators to quickly implement pilot applications. For existing clients, we offer services designed to assist them in expanding their use of our product suite and using our product suite in more sophisticated applications. To increase the ability of end users to realize the functionality provided by our product suite, our educational services provide comprehensive, hands-on training through both public and on-site sessions. In addition to our own professional services personnel, we have service partners in North America, Europe and Asia Pacific that provide training and consulting for our clients. We recently entered into service partner relationships with Pinnacle and Austin/400 to provide our clients with a range of additional implementation and training options.

Product Development

      We have ten years experience delivering business intelligence solutions to our clients. During this time, we have focused on delivering rapid return on investment and enterprise-wide deployment capabilities for our clients. Our core technology competence lies in extracting and transforming raw data from IBM's DB/2 database and other unique AS/400 data structures into business intelligence. We extend the AS/400 operating system to support business intelligence with features such as data simplification, enhanced security and resource management. We also tightly integrate these database management and infrastructure technologies with end user query and reporting products and multidimensional analytical technology.

      Since our inception, we have made substantial investments in product development. During the fiscal years 1997 and 1998 and the nine months ended December 31, 1998, product development expenses were $2.6 million, $3.1 million and $3.2 million. Our product development group consists of product managers, software engineers, quality assurance engineers, technical documentation specialists and integration specialists and is organized by small teams. As of March 31, 1999, we had 49 employees engaged in product development. Our product development process is intended to be repeatable yet flexible thereby allowing us to reuse both source code and the processes used to develop source code. To better serve client needs and incorporate those needs into new releases, we actively solicit product enhancement requests from employees, clients, industry analysts, partners and IBM.

      Our product development efforts currently focus on continued compatibility with and leverage of new developments in the AS/400. We intend to develop many of our future products in Java, which will enable us to deliver our products to additional platforms as the opportunity arises. One of our initiatives is to strengthen our product suite's enterprise reporting capabilities to publish specified business intelligence to defined users on a regularly scheduled basis. We also intend to further leverage Internet browser technologies to enable companies to disseminate information and business intelligence through a portal framework that will enable growing user populations both within and outside the organization to more easily search and receive information through the Internet. Furthermore, we plan to increase our product suite's ability to access additional data sources to ensure that a broader range of information is available to end users. Although we expect that certain of our new products will be developed internally, we may, based on timing and cost considerations, acquire technology or products from third parties. See "Risk Factors--We may lose existing clients or be unable to attract new clients if we do not develop new products and enhance our current products."

Sales and Marketing

      Sales. We sell our products and services through our direct sales force and channel partners including IBM, software application vendors, distributors and resellers. Our direct sales force operates in North America, Belgium, France, Germany, the Netherlands and the United Kingdom. Our North American direct sales force is divided into three units. Each salesperson in the new accounts unit focuses on specific potential accounts. The existing accounts unit targets existing clients. Because many of our clients initially deploy our products on a departmental basis, we believe that our existing clients represent a significant sales opportunity as they discover the potential of business intelligence and look to leverage its benefits enterprise-wide to increase operational efficiency and profitability. Our internal telesales unit focuses primarily on smaller transactions, and generally sells individual components of our product suite to new accounts, additional components of our product suite to existing clients and maintenance services. Our overseas direct sales force consists of a direct sales unit and a telesales unit that target both new clients and existing accounts. See "Risk Factors--We need to increase the size of our direct sales force to grow our sales."

      Our software application vendor channel partners include vendors that integrate our products within their own applications and sell the integrated products to their customers, such as Dimension Data Systems, Fiserve, IBM, Infinium Software, Lawson Software, Silverlake, TSG and Walker Interactive; and vendors with which we have joint marketing and sales arrangements, such as Data Systems International and J.D. Edwards. We also sell our products through IBM's software data management group sales force and distributors located in countries not served by our direct sales force, including Eastern European, African and Asian countries.

      Marketing. We are focused on building market awareness and acceptance of our product suite as the leading provider of business intelligence solutions for the AS/400 customer. Our marketing organization provides a wide-range of programs, materials and events that support our sales force. These include extensive public relations activities, user group meetings, conference and trade show appearances, as well as programs to work closely with analysts and other influential third parties. We use our Internet site to augment our market presence, promote our products and services and generate sales leads. Furthermore, we have invested in building a partner and channel marketing function to help recruit, train, support and conduct cooperative marketing with strategic partners, resellers and certified service providers.

Strategic Relationships

      IBM

      We have maintained a strategic relationship with IBM in sales and marketing and research and development. Our close relationship with IBM's Rochester, Minnesota facility, which has developed the AS/400, has enabled us to quickly leverage new AS/400 capabilities and influence the future direction of the AS/400 for the benefit of our clients. This association with IBM has resulted in our products being recognized as a standard business intelligence technology on the AS/400. For example, our ShowCase STRATEGY product suite is used by IBM in new database release quality control efforts. We also participate in several formal and informal programs with IBM which we believe afford us valuable experience with AS/400 products and insights into IBM's product development and marketing plans. We are one of IBM's designated "Premier Business Partners" and have won several awards from IBM, including, most recently, IBM's Powered by AS/400e Award. IBM has been a reseller of several of our products for several years. In December 1998, we entered into an expanded agreement with IBM under which our products are marketed and sold as IBM products by IBM's software data management group sales force. This agreement has an initial term of seven years. For a description of some of the risks of our relationship with IBM, see "Risk Factors--Our relationships with Hyperion Solutions and IBM are important to our success."

      Hyperion Solutions

      Our relationship with Hyperion Solutions began in late 1995 when we searched the marketplace for a high performance multidimensional database server and selected its online analytical processing product, Essbase. We expended significant resources in 1995 and 1996 porting Essbase to and optimizing its performance on the AS/400. We have the exclusive right to distribute the resulting product, Essbase/400, subject to limited distribution rights retained by Hyperion Solutions. The addition of Essbase/400 to our product line provides us with the ability to access a broader customer base, including users of multidimensional analyses. Furthermore, our Essbase/400 product provides us with additional partnering opportunities by extending Essbase to the AS/400 platform. In addition, our Analyzer and Analyzer for the Web products are based on technology licensed from Hyperion Solutions under a license agreement that expires in January 2001. For a description of some of the risks of our relationship with Hyperion Solutions, see "Risk Factors--Our relationships with Hyperion Solutions and IBM are important to our success."

      Our exclusive Essbase/400 distribution rights are conditioned upon us paying minimum royalties and are subject to a buy-back right. Hyperion Solutions must give us notice 12 months before exercising this buy-back right. If minimum royalty payments are not made, we have the option of paying the remaining balance to retain our exclusive distribution rights. If we do not retain our exclusive distribution rights, we must pay Hyperion Solutions minimum royalty payments to retain non-exclusive distribution rights to Essbase/400.

Clients

      As of March 31, 1999, we had over 2,000 active clients. The following is a representative list of our clients that each accounted for over $150,000 in total revenues since March 31, 1998:

      ADT Automotive                    Mississippi Chemical Corporation
      Abbott Laboratories               Old Dominion Freight Lines
      AmeriServe                        Olympus America
      Ball Foster Container Corp.       One 2 One/Mercury Personal
      Bass Brewers Limited        Communications
      Burmah Castrol Trading Limited    Omron Healthcare
      Cartier International             Pokka Corporation Inc.
      Clark Construction Group          Randstad Automation Center
      Distribution & Auto Services      Rugby Joinery UK Limited
      EMI Compact Disc (Holland)        Sara Lee Casualwear Company
      Groupe Point.P                    Skytel Communications
      Interface                         Tiel Utrecht Verzekeringen
      Johnsonville Sausage              Tiffany & Company
      Land O'Lakes                      Toys "R" Us International
      Managed Health Network            United Rentals
      Master Halco                      Universal Flavors Corp.
                                        York International

Case Studies

      The following case studies illustrate how three of our clients have utilized the ShowCase STRATEGY product suite:

      Helzberg Diamonds

      Helzberg Diamonds is a jewelry retailer with nearly 200 stores throughout the United States.

      Challenge. Each Helzberg store generates large amounts of point-of-sale transaction data, which are fed nightly into the company's AS/400 host merchandise system and J.D. Edwards financial system. This transactional information is required to evaluate store performance and sales productivity and is used by managers in virtually all of the company's corporate functions, including general administration, finance, sales and merchandising. The largely manual process of transforming this data into useful information and delivering it to end users was time-consuming and error-prone. Furthermore, users were often dissatisfied with the content and presentation of the information provided to them.

      Solution. To evaluate store performance and productivity, Helzberg installed our STRATEGY product suite. Within a week, Helzberg had used our Financial Analysis Deployment Accelerator to develop a working financial analysis application prototype to show managers comparative balance sheets, profit and loss statements and store performance. Our products have enabled end users throughout the enterprise to access business-critical information on their own, without IT staff assistance. Managers have also become more sophisticated in their uses of information, creating ad hoc data views and performing speed-of-thought data analysis. Our products' ability to provide users increased access to timely, useful information has enabled Helzberg to make better decisions regarding such issues as where to open and close stores, how to staff stores and how best to develop incentives for increasing sales productivity. Because of its early successes with our products, Helzberg has plans to develop a merchandising application that will allow greater day-to-day inventory control, a corporate planning, budgeting and forecasting application, and a centralized data warehouse to serve multiple data marts and the entire enterprise. Helzberg has licensed Analyzer for the Web to enable access to this data warehouse from Helzberg field locations.

      Abbott Laboratories

      Abbott Laboratories is an international health care and pharmaceutical leader with approximately 56,000 employees worldwide.

      Challenge. Managers in Abbott's UK nutritional products division were having difficulty pricing products and services to meet corporate profit goals because they could not quickly access necessary information. Although operational data was available to optimize pricing, it resided on Abbott's AS/400 system in forms that sales and marketing managers could only access with extensive IT staff support. Abbott's end users were also interested in accessing and analyzing additional sales, marketing and financial information from the system's wealth of data, without being dependent on IT staff to do so.

      Solution. To effectively leverage its existing operational data, Abbott originally pieced together a solution consisting of point products available at the time, including SQL Server and an NT server. With our 1996 introduction of ShowCase STRATEGY, Abbott was able to implement an end-to-end business intelligence solution. Our software enabled Abbott fast and flexible access to its AS/400 data, providing decision support functionality for quoting and pricing contracts. This permitted Abbott to identify profitable contracts that it previously would not have pursued due to uncertainty. From this initial success, Abbott has expanded its use of the ShowCase STRATEGY product suite to include access to additional sales, marketing and financial data. Abbott's end users now are able to create ad hoc queries, develop reports and perform analyses fast and easily without IT staff assistance. As a result of its success in the United Kingdom, Abbott has expanded its use of STRATEGY to operations in the United States, Canada and Germany.

      Famous Footwear

      Famous Footwear is a nationwide chain of shoe stores selling branded footwear for the entire family, with over 800 retail stores in 46 states.

      Challenge. Famous Footwear tracks its target market through daily transaction information collected from each of its retail stores. This information includes over 600,000 daily point-of-sale transactions, which are fed into the company's AS/400-based operational data systems. Decision-makers relied on weekly reports generated from this data to make decisions about pricing, inventory, promotions and other areas. Users were frequently unable to make these decisions quickly and efficiently because they were spending up to a few weeks searching for information they needed from these reports.

      Solution. Famous Footwear chose our ShowCase STRATEGY product suite to implement a sales analysis data mart, a store inventory analysis data mart and an item trend analysis data mart. Currently, approximately 150 of the company's managers use this business intelligence system. The sales analysis data mart has enabled the company to adjust its promotional mix to meet specific campaign goals. For example, the company has learned that freestanding inserts generate more sales than traditional newspaper advertising. The company's store inventory analysis data mart enables the company to analyze cash register activities thereby providing the company with an early indicator of point-of-sale concerns. Famous Footwear's item trend analysis data mart enables its merchandising department to dynamically tailor merchandising orders to meet unexpected demand. Our product suite has also enabled the company's IT department to redirect its activities from preparing the weekly reports to developing additional business applications to increase company productivity.

Competition

      The markets for our products are intensely competitive and subject to rapidly changing technology. We compete primarily against providers of decision support software and data warehousing software. The bases of competition in these markets include breadth of solution, functionality, performance, scalability, ease of use, operating platform and cost. Our competitors providing business intelligence solutions for AS/400 customers include Silvon and Infomanager. We also compete with vendors that provide business intelligence products implemented on Unix or Windows NT platforms and then connected to the AS/400. These vendors include Brio Technology, Business Objects, Cognos, Hyperion Solutions, Information Advantage, MicroStrategy, Microsoft, Oracle, PLATINUM Technology, which has entered into an agreement to be acquired by Computer Associates, Sagent Technology and SAS Institute. In addition, enterprise resource planning software vendors including Baan Company, PeopleSoft and SAP are beginning to offer decision support and analytical modules primarily to support the analysis of data from their own operational systems. One or more of these companies may expand their technologies to support greater business intelligence functionality. Finally, in the future, IBM may expand the functionality of the operating system for the AS/400, or of its database products, to provide some of the functions provided by our products.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources and greater name recognition than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements. The business intelligence software industry has recently experienced consolidation and many industry analysts expect this trend to continue. This consolidation may provide our competitors with expanded sales, distribution and marketing capabilities and broader product offerings. See "Risk Factors--Our markets are highly competitive which may lead to lower prices, reduced gross margins and loss of market share."

Intellectual Property

      We attempt to protect our software, documentation and other written materials primarily through a combination of trade secret, trademark and copyright laws, confidentiality procedures and contractual provisions. For example, we license rather than sell our software and require licensees to enter into license agreements which impose restrictions on their use of the software. In addition, we have made efforts to avoid disclosure of our trade secrets, including requiring those persons with access to our proprietary information to enter into confidentiality agreements with us and restricting access to our source code.

      We have one patent issued and one patent application pending in the United States with respect to aspects of our software. The pending patent application may not be issued. In addition, our patents may not survive a legal challenge to their validity or provide us significant protection. Our means of protecting our intellectual property rights may not be adequate or our competitors may independently develop similar technology. Policing unauthorized use of our products is difficult, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

      We anticipate that software product developers increasingly will be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. As a result, we may become involved in these claims. Any of these claims, with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements. If a claim of product infringement against us is successful, our business and operating results could be seriously harmed. See "Risk Factors--We may face increased competition if we are unable to protect our intellectual property rights, and we may be subject to intellectual property infringement claims."

Employees

      As of March 31, 1999, we had a total of 240 employees, including 107 in sales and marketing, 49 in product development, 56 in professional services and customer support and 28 in administration. Our future performance depends in significant part on our ability to attract, train and retain highly qualified personnel. None of our employees are represented by a labor union, and we believe that our relations with our employees are good.

Facilities

      Our principal offices currently occupy approximately 27,000 square feet in Rochester, Minnesota under a lease which expires June 30, 2004. In addition, we also lease offices domestically and internationally in a variety of locations, including domestic offices in the metropolitan areas of Atlanta, Boston, Chicago and Dallas and international offices in Belgium, France, Germany, Malaysia, the Netherlands and the United Kingdom. We believe that our facilities are adequate for the next 12 months and that, if required, suitable additional or alternative space will be available on commercially reasonable terms to accommodate expansion of our operations.

                                   MANAGEMENT

Executive Officers and Directors

      The following table provides information as of March 31, 1999 concerning our executive officers and directors:

Name                        Age Position
----                        --- --------
Kenneth H. Holec........... 44  President, Chief Executive Officer and Director
Craig W. Allen............. 44  Chief Financial Officer
Roger E. Bottum............ 40  Vice President, Marketing
Patrick Dauga.............. 39  Vice President, International
Jonathan P. Otterstatter... 39  Vice President, Development
Kevin R. Potrzeba.......... 38  Vice President, Sales
Promod Haque............... 51  Director
C. McKenzie Lewis III...... 52  Director
Jack Noonan................ 51  Director
Dennis J. Semerad.......... 58  Director

      Kenneth H. Holec has been our president and chief executive officer and a member of our board of directors since November 1993. From 1985 to 1993, Mr. Holec was president and chief executive officer of Lawson Software, a provider of high-end financial and human resource management software solutions. Currently, Mr. Holec is a director of IntraNet Solutions, Inc., a maker of Web-based document management products for corporate intranets. Mr. Holec holds a B.S. degree in business administration from the University of Minnesota.

      Craig W. Allen joined us as controller in July 1993 and was promoted to chief financial officer in March 1997. From 1982 to 1993, Mr. Allen was vice president of operations at Metafile Information Systems, Inc., a software development and systems integration company. Prior to 1982, Mr. Allen was audit manager at the accounting firm McGladrey Pullen & Co. in Rochester, Minnesota. Mr. Allen holds a B.S. degree in business from the University of Minnesota and is a certified public accountant.

      Roger E. Bottum has been our vice president, marketing since August 1998. From August 1994 to July 1998, Mr. Bottum worked at System Software Associates, a designer of business information systems for manufacturing companies, where his last position was general manager of product management. From 1987 to July 1994, Mr. Bottum worked at Andersen Consulting, where his last position was associate partner and director of marketing. Mr. Bottum holds a B.S. degree in political science from Colorado College.

      Patrick Dauga joined us as vice president, European operations in June 1997 and was promoted to vice president, international in March 1998. From 1986 to 1997, Mr. Dauga worked at Comshare, Inc., a software company specializing in decision support systems, where his last position was vice president for southern Europe. Mr. Dauga holds a degree from Sup de Co Bordeaux, a business school in France.

      Jonathan P. Otterstatter has been our vice president, development since May 1994. From 1983 to May 1994, Mr. Otterstatter was employed by IBM where his last position was senior development manager. Mr. Otterstatter holds a B.S. degree in computer science from the University of Wisconsin at LaCrosse and an M.S. degree in management of technology from the Massachusetts Institute of Technology.

      Kevin R. Potrzeba has been our vice president, sales since September 1996. From 1987 to August 1996, Mr. Potrzeba was employed by Software AG, a software products company, where his last position was vice president of sales for eastern operations. Mr. Potrzeba holds a B.A. degree in advertising and marketing from Northern Illinois University.

      Promod Haque has been one of our directors since March 1992. Dr. Haque joined Norwest Venture Capital Management, Inc., a venture capital firm, in November 1990. He is currently a partner of Itasca

Partners V, L.L.P., the general partner of Norwest Equity Partners V, L.P., and a partner of Itasca Partners, the general partner of Norwest Equity Partners IV, L.P. Dr. Haque is a director of Connect, Inc., Information Advantage, Inc., Optical Sensors, Inc., Raster Graphics, Inc., Transaction Systems Architects, Inc. and several privately held companies. Dr. Haque holds a B.S.E.E. degree from the University of Delhi, India, an M.S.E.E. degree and a Ph.D.E.E. degree from Northwestern University, and an M.M. degree from the J.L. Kellogg Graduate School of Management, Northwestern University.

      C. McKenzie Lewis III has been one of our directors since June 1994. Mr. Lewis is president of Sherpa Partners LLC, an investment and management company, and the managing general partner of Minnesota Management Partners, L.P., a venture capital fund. From 1986 through 1995 he was the president and chief executive officer of Computer Network Technology Corporation, a developer and manufacturer of high performance extended channel networking systems. Mr. Lewis currently is a director of Digital Biometrics, Inc. and several privately held companies. Mr. Lewis holds a B.S.E.E. degree from Princeton University.

      Jack Noonan has been one of our directors since February 1995. Mr. Noonan has been president and chief executive officer and a director of SPSS Inc., a statistical software products company, since January 1992. Mr. Noonan was president and chief executive officer of Microrim Corp., a developer of database software products, from 1990 until December 1991. From 1985 to 1990, Mr. Noonan was vice president of the Product Group of Candle Corporation, a developer of IBM mainframe system software. Mr. Noonan holds an engineering degree from the Rockford School of Business and Engineering in Rockford, Illinois.

      Dennis J. Semerad was one of our initial investors and has been one of our directors since 1989. Mr. Semerad founded Cord Cable Co., a manufacturer of computer equipment, and was its president from 1979 to 1987.

Board Composition

      Following the offering, our board of directors will consist of five directors divided into three classes with each class serving for a term of three years. At each annual meeting of shareholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. Mr. Semerad will be a Class I director whose term will expire in 2000, Dr. Haque and Mr. Holec will be Class II directors whose terms will expire in 2001 and Messrs. Lewis and Noonan will be Class III directors whose terms will expire in 2002.

Board Committees

      Our board of directors has established a compensation committee and an audit committee.

      Dr. Haque and Mr. Lewis are members of our compensation committee and Mr. Lewis is the chairman. Our compensation committee makes recommendations to the board of directors concerning executive compensation and administers our stock option plans.

      Dr. Haque and Messrs. Lewis and Noonan are members of our audit committee and Mr. Noonan is the chairman. Our audit committee reviews the results and scope of the audit and other accounting related services and reviews our accounting practices and systems of internal accounting controls.

Director Compensation

      We do not currently pay any compensation to directors for serving in that capacity, but we reimburse directors for out-of-pocket expenses incurred in attending board meetings. Our board of directors has the discretion to grant options to non-employee directors pursuant to our stock option plans. Each of Messrs. Lewis and Noonan currently holds options to purchase 45,000 shares of our common stock. See "Principal Shareholders."

Compensation Committee Interlocks and Insider Participation

      Dr. Haque and Mr. Lewis currently serve on compensation committee. Neither of these individuals has at any time been an officer or employee of ShowCase. Prior to the formation of our compensation committee, all decisions regarding executive compensation were made by the full board of directors. No interlocking relationship exists between the board of directors or the compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

      On March 26, 1998, we sold an aggregate of 875,000 shares of our Series B convertible preferred stock at a purchase price of $4.00 per share, including 625,000 shares to Norwest Equity Partners V, L.P. Dr. Haque, one of our directors and a member of our compensation committee, is a partner of Itasca Partners V, L.L.P., a general partner of Norwest Equity Partners V, L.P.

Employment Agreements

      We entered into an employment agreement with Kenneth H. Holec, our president and chief executive officer, on November 22, 1993 that governs Mr. Holec's employment with us. The agreement establishes Mr. Holec's compensation level and eligibility for salary increases, bonuses, benefits and option grants under our stock option plans. The initial employment term was one year. Mr. Holec's employment term is automatically renewed for additional one-year terms, unless either we or Mr. Holec provide written notice to the other party at least 30 days before the expiration of any one-year employment term that the employment agreement will not be renewed. We may also terminate Mr. Holec's employment without cause if we give him written notice 30 days before this termination. If we do not renew the agreement or terminate his employment without cause, we must pay Mr. Holec severance equal to six months salary plus salary for up to six additional months until he finds full-time employment.

      We also entered into an employment agreement with Patrick Dauga, our vice president, international, on March 17, 1998. The agreement establishes Mr. Dauga's minimum compensation level and eligibility for salary increases, bonuses, benefits and option grants. We may terminate Mr. Dauga's employment agreement if we give him written notice twelve months before his termination. We may terminate his employment immediately without notice if we pay to Mr. Dauga his base salary, targeted commissions, bonus and fringe benefits. Mr. Dauga may terminate his employment agreement if he gives us written notice three months before his termination.

      Under the terms of our offer letter dated July 31, 1998 to Mr. Bottum, our vice president, marketing, and our offer letter dated August 23, 1996 to Mr. Potrzeba, our vice president, sales, if we terminate either Mr. Bottum's or Mr. Potrzeba's employment without cause, we must continue to pay his base salary for up to six months until he has obtained permanent employment elsewhere. In the case of Mr. Potrzeba, if after six months he has been unable to obtain employment elsewhere and we believe he has made a good faith effort to do so, we will continue to pay Mr. Potrzeba his base salary for up to six months until he has obtained full-time employment elsewhere. Neither Mr. Bottum nor Mr. Potrzeba is entitled to salary continuance if he voluntarily terminates his employment with us for any reason other than a change in control that results in a substantial change in the scope of his employment responsibilities or job location.

Executive Compensation

      The following table provides information concerning compensation paid or accrued by us to or on behalf of our chief executive officer and each of our other four most highly compensated executive officers during the fiscal year ended March 31, 1999:

                           Summary Compensation Table

                                                    Long Term
                                Annual             Compensation
                           Compensation (1)           Awards
                           --------------------    ------------
                                                      Shares
Name and Principal                                  Underlying   All Other
Position                    Salary      Bonus        Options    Compensation
------------------         --------    --------    ------------ ------------
Kenneth H. Holec
 President and Chief
 Executive Officer........ $205,000    $127,625      200,000      $ 4,245(4)
Patrick Dauga
 Vice President,
 International............  180,654      92,053(3)    30,000       45,275(5)
Kevin R. Potrzeba
 Vice President, Sales....  135,000     109,476(3)    20,000        4,245(4)
Jonathan P. Otterstatter
 Vice President,
 Development..............  126,000      40,100       60,000        4,245(4)
Roger E. Bottum
 Vice President,
 Marketing................  109,375(2)   13,125      135,000        2,995(4)(6)

--------
(1) The aggregate amount of perquisites and other personal benefits, securities or property received by each named executive officer was less than either $50,000 or 10% of the total annual salary and bonus reported for each respective named executive officer.

(2) Mr. Bottum joined ShowCase in August 1998. His annual salary as of March 31, 1999 is $175,000.

(3) Includes sales commissions in the amount of $79,003 for Mr. Dauga and $76,226 for Mr. Potrzeba.

(4) Includes amounts which, at the recipient's discretion, may be allocated toward our 401(k) plan or toward medical premiums, medical expense reimbursement or dependent care expense reimbursement on a pre-tax basis under our flexible benefit plan.

(5) Includes amounts we pay for health insurance and retirement benefits.

(6) Includes 401(k) plan matching contributions in the amount of $500.

      The following table provides information concerning the stock option grants we made to each of our named executive officers during the fiscal year ended March 31, 1999. An aggregate of 765,500 shares of common stock were granted to our employees during fiscal 1999.

                          Option Grants in Fiscal 1999

                                                                         Potential
                                                                     Realizable Value
                                                                     at Assumed Annual
                                      % of Total                      Rates of Stock
                         Number of     Options   Exercise                  Price
                         Securities   Granted to  Price              Appreciation for
                         Underlying   Employees    Per                Option Term (5)
                          Options     in Fiscal   Share   Expiration -----------------
Name                      Granted        1999      (4)       Date       5%      10%
----                     ----------   ---------- -------- ---------- -------- --------
Kenneth H. Holec........  125,000(1)     16.3%    $1.50    06/02/08  $117,918 $298,827
                           75,000(2)      9.8      5.35    02/12/09   252,344  639,489
Patrick Dauga...........   30,000(2)      3.9      5.35    02/12/09   100,938  255,796
Kevin R. Potrzeba.......   20,000(2)      2.6      5.35    02/12/09    67,292  170,530
Jonathan P.
 Otterstatter...........   25,000(1)      3.3      1.50    06/02/08    23,584   59,765
                           35,000(2)      4.6      5.35    02/12/09   117,761  298,428
Roger E. Bottum.........   90,000(1)     11.8      2.00    08/17/08   113,201  286,874
                           45,000(3)      5.9      2.00    08/17/08    56,601  143,437

--------
(1) These options vest over a five-year period beginning on the grant date.

(2) These options vest over a five-year period beginning on the earlier of the date of the closing of an initial public offering of our common stock or April 1, 2000.

(3) This option vests nine years and 11 months after the grant date unless Mr. Bottum meets objectives included in his stock option agreement, in which case this option vests over a five-year period beginning on the grant date.

(4) All stock options were granted with an exercise price equal to the fair market value of the common stock as determined by our board of directors on the grant date.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are required by rules of the Securities and Exchange Commission and do not represent our estimates or projections of our future stock prices.

      The following table provides information concerning the exercise of options to purchase common stock by our named executive officers during fiscal 1999 and the number and value of unexercised stock options held by these executive officers as of March 31, 1999. The value of unexercised in-the-money options is based on a value of $7.12 per share, the fair market value of our common stock as of March 31, 1999, as determined by our board of directors, less the applicable per share exercise price multiplied by the number of shares issued on exercise of the option.

                 Aggregated Option Exercises in Fiscal 1999 and
                         Fiscal Year-End Option Values

                                                Number of Securities
                                                     Underlying           Value of Unexercised
                                                 Unexercised Options      In-the-Money Options
                           Shares                at Fiscal Year-End        at Fiscal Year-End
                          Acquired    Value   ------------------------- -------------------------
Name                     on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- -------- ----------- ------------- ----------- -------------
Kenneth H. Holec........   450,807   $886,852   27,312       207,365     $156,486     $918,530
Patrick Dauga...........       --         --    10,000        90,000       57,000      395,100
Kevin R. Potrzeba.......       --         --    28,000        82,000      169,120      409,880
Jonathan P.
 Otterstatter...........       --         --    86,667        78,333      570,766      316,984
Roger E. Bottum.........       --         --    10,500       124,500       53,760      637,440

Benefit Plans

      1991 Long-Term Incentive and Stock Option Plan

      Our 1991 Long-Term Incentive and Stock Option Plan, as amended (the "Stock Option Plan") provides for the grant of options to purchase shares of common stock and other long-term incentive awards to any of our full or part-time employees, officers, directors, consultants and independent contractors. Options granted under the Stock Option Plan may qualify as incentive stock options under the Internal Revenue Code of 1986, as amended, or may be options that do not qualify as incentive stock options. Other long-term incentive awards that may be granted under the Stock Option Plan include stock appreciation rights, restricted stock and performance awards. We have reserved an aggregate of 2,481,524 shares of common stock for issuance under the Stock Option Plan of which 816,714 shares have been issued upon exercise of options through March 31, 1999. The Stock Option Plan is administered by our compensation committee. Our compensation committee has the discretion to select the people to whom options are granted and to establish the terms and conditions of each stock option, subject to the provisions of the Stock Option Plan and to any special provisions approved by our board of directors. The exercise price of an incentive stock option granted under the Stock Option Plan must not be less than 100% of the fair market value of the common stock on the date the option is granted. In the event that a proposed optionee owns more than 10% of our common stock, any incentive stock option granted to this optionee must have an exercise price not less than 110% of the fair market value of our common stock on the grant date. The term of each option is determined by the compensation committee, but in any event the term of an incentive stock option may not exceed 10 years from the date of grant and the term of a non-qualified stock option may not exceed 15 years from the date of grant. In the case of an incentive option granted to an owner of more than 10% of our common stock, the term may not exceed five years from the date of grant. The Stock Option Plan is subject to amendment by our board of directors, except that the board may not, without the approval of our shareholders, increase the number of shares which may be issued under the Stock Option Plan, decrease the minimum exercise price of options granted under the Stock Option Plan, extend the maximum option term or extend the term of the Stock Option Plan beyond February 28, 2001.

      As of March 31,1999, options to purchase an aggregate of 1,545,807 shares of common stock, at a weighted average exercise price of $2.32 per share, were outstanding under the Stock Option Plan, and a total of 119,003 shares were available for future option grants. We expect to continue to grant options under the Stock Option Plan until no shares remain available for grant.

      1999 Stock Incentive Plan

      Our 1999 Stock Incentive Plan (the "1999 Incentive Plan") was approved by our board of directors and shareholders in April 1999. The 1999 Incentive Plan provides for the granting of:

    . stock options, including incentive stock options, as defined by the Internal Revenue Code, and non-qualified stock options;

    .  stock appreciation rights;

    .  restricted stock and restricted stock units;

    .  performance awards; and

    .  other stock-based awards.

      We have reserved 2,500,000 shares of common stock for issuance under the 1999 Incentive Plan. The 1999 Incentive Plan is administered by our compensation committee. The compensation committee has the authority to establish rules for the administration of the 1999 Incentive Plan, to select the persons to whom awards are granted, to determine the types of awards to be granted and the number of shares of common stock covered by the awards and to set the terms and conditions of the awards. The compensation committee may also determine whether the payment of any amounts received under any award shall be deferred. Awards may provide that upon grant or exercise, the holder will receive shares of common stock, cash or any combination of both, as the compensation committee shall determine.

      In order to meet the requirements of Section 162(m) of the Internal Revenue Code, the 1999 Incentive Plan contains a limitation on the number of options that may be granted to any single person in any one calendar year.

      The exercise price per share under any incentive stock option or the grant price of any stock appreciation right cannot be less than 100% of the fair market value of our common stock on the date of the grant of the incentive stock option or stock appreciation right. Options may be exercised by payment in full of the exercise price, either in cash or, at the discretion of the compensation committee, in whole or in part by the tendering of shares of common stock or other consideration having a fair market value on the date the option is exercised equal to the exercise price. Determinations of fair market value under the 1999 Incentive Plan are made in accordance with methods and procedures established by the compensation committee.

      The holder of a stock appreciation right is entitled to receive the excess of the fair market value (calculated as of the exercise date or, if the compensation committee shall so determine, as of any time during a specified period before or after the exercise date) of a specified number of shares over the grant price of the stock appreciation right.

      The holder of restricted stock may have all of the rights of a shareholder of ShowCase, including the right to vote the shares subject to the restricted stock award and to receive any dividends, or these rights may be restricted. Restricted stock may not be transferred by the holder until the restrictions established by the compensation committee lapse. Holders of restricted stock units have the right, subject to any restrictions imposed by the compensation committee, to receive shares of common stock (or a cash payment equal to the fair market value of the shares) at some future date. Upon termination of the holder's employment during the restriction period, restricted stock and restricted stock units shall be forfeited, unless the compensation committee determines otherwise.

      If any shares of common stock subject to any award or to which an award relates are not purchased or are forfeited, or if any award terminates without the delivery of shares or other consideration, the shares previously used for these awards become available for future awards under the 1999 Incentive Plan. Except as provided under procedures adopted by the compensation committee to avoid double counting with respect to awards granted together with or in substitution for other awards, all shares relating to awards granted are counted against the aggregate number of shares available for granting awards under the 1999 Incentive Plan.

      Our board of directors may amend, alter or discontinue the 1999 Incentive Plan at any time, however shareholder approval must be obtained for any change that, absent shareholder approval:

    . would cause Rule 16b-3 of the Securities Exchange Act or section 162(m) of the Internal Revenue Code to become unavailable with respect to the 1999 Incentive Plan;

    . would violate any rules or regulations of the National Association of Securities Dealers, Inc., the Nasdaq National Market or any securities exchange applicable to us; or

    . would cause us to be unable under the Internal Revenue Code to grant incentive stock options under the 1999 Incentive Plan.

      Under the 1999 Incentive Plan, the compensation committee may permit participants receiving or exercising awards, subject to the discretion of the compensation committee and upon terms and conditions as it may impose, to surrender shares of common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the optionee) to us to satisfy federal and state withholding tax obligations. In addition, the compensation committee may grant, subject to its discretion and the rules it may adopt, a bonus to a participant in order to provide funds to pay all or a portion of federal and state taxes due as a result of the receipt or exercise of (or lapse of restrictions relating to) an award.

      1999 Employee Stock Purchase Plan

      Our 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") will become effective upon consummation of this offering and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. The Stock Purchase Plan covers an aggregate of 500,000 shares of common stock. In order to participate in the Stock Purchase Plan, employees must meet specific eligibility requirements. Participating employees will be able to direct the company to make payroll deductions of up to 15% of their compensation during a purchase period for the purchase of shares of common stock. Each purchase period, with the exception of the initial offering period, will be six months. The Stock Purchase Plan will provide participating employees with the right, subject to limitations, to purchase our common stock at a price equal to 85% of the lesser of the fair market value of our common stock on the first day or the last day of the applicable purchase period, except that the price on the first day of the initial purchase period will be the initial public offering price of the shares of the common stock offered by this prospectus. The Stock Purchase Plan will terminate on the date our board of directors may determine, or automatically as of the date on which all of the shares of common stock reserved for purchase under the Stock Purchase Plan have been sold.

      401(k) Plan

      We have established a 401(k) plan, a tax-qualified employee savings and retirement plan, for all of our employees who satisfy eligibility requirements, including requirements relating to age and length of service. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to the lower of 15% or the statutorily prescribed limit and have the amount of this reduction contributed to the 401(k) plan. The 401(k) plan permits us to make additional discretionary matching contributions. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that our contributions, if any, will be deductible by us when made.
Indemnification Matters and Limitation of Liability

      Minnesota law and our bylaws provide that we will, subject to limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with us. We will indemnify this person against judgments, penalties, fines, settlements and reasonable expenses, and, subject to limitations, we will pay or reimburse reasonable expenses before the final disposition of the proceeding.

      As permitted by Minnesota law, our articles of incorporation provide that our directors will not be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty as a director, subject to the following exceptions:

    . any breach of the director's duty of loyalty to us or our shareholders;

    . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    . liability for illegal distributions under section 302A.559 of the Minnesota Business Corporation Act or for civil liabilities for state securities law violations under section 80A.23 of the Minnesota statutes;

    . any transaction from which the director derived an improper personal benefit; and

    . any act or omission occurring before the effective date of Article VIII of our articles of incorporation.

      Dr. Haque may be entitled to indemnification in his role as one of our directors by Norwest Equity Partners IV, L.P., Norwest Equity Partners V, L.P. and/or Norwest Venture Capital Management, Inc.

      Presently, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

      On March 26, 1998, we sold an aggregate of 875,000 shares of our Series B convertible preferred stock at a purchase price of $4.00 per share, including 625,000 shares to Norwest Equity Partners V, L.P. These shares are convertible into 617,284 shares of our common stock. Dr. Haque, one of our directors, is a partner of Itasca Partners V, L.L.P., a general partner of Norwest Equity Partners V, L.P.

      We believe that the shares issued in the transactions described above were sold at the then fair market value of the shares and that the terms of the transactions were no less favorable than we could have obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

      The following table provides information concerning beneficial ownership of our common stock as of March 31, 1999 by:

    . each shareholder that we know owns more than 5% of our outstanding common stock;

    .  each of our named executive officers;

    .  each of our directors; and

    .  all of our directors and executive officers as a group.

      The following table lists the applicable percentage of beneficial ownership based on 7,262,093 shares of common stock outstanding as of March 31, 1999. The table also lists the applicable percentage of beneficial ownership
based on           shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' overallotment option. Except where noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them. The principal address of each of the shareholders below is c/o ShowCase Corporation, 4131 Highway 52 North, Suite G111, Rochester, Minnesota 55901, except where another address is listed below.

                                                          Percentage of Common
                                              Number of       Stock Owned
                                                Shares    --------------------
                                             Beneficially Before the After the
Name and Address of Beneficial Owner            Owned      Offering  Offering
------------------------------------         ------------ ---------- ---------
Promod Haque and
Norwest Equity Partners (1)
  245 Lytton Avenue, Suite 250
  Palo Alto, California 94301...............  2,812,312      38.7%
David G. Wenz
  2924 Salem Point Dr. S.W.
  Rochester, Minnesota 55902................    910,000      12.5
Dennis Semerad (2)..........................    856,960      11.8
Kenneth H. Holec (3)(5).....................    783,439      10.7
David N. Youngers
  8223 75th Avenue, N.W.
  Oronoco, Minnesota 55460..................    479,815       6.6
Jonathan P. Otterstatter (4)(5).............    144,833       2.0
C. McKenzie Lewis III (5)
  5759 Long Brake Circle
  Edina, Minnesota 55439....................     27,083       0.4
Jack Noonan (5)
  SPSS Inc.
  233 South Wacker Drive, 11th Floor
  Chicago, Illinois 60606-6307..............     27,083       0.4
Kevin R. Potrzeba (5).......................     28,000       0.4
Roger E. Bottum (5).........................     13,500       0.2
Patrick Dauga (5)...........................     10,000       0.1
All directors and executive officers as a
 group (10 persons) (5).....................  4,750,961      63.2

--------
(1) Includes 1,895,028 shares held by Norwest Equity Partners IV and 917,284 shares held by Norwest Equity Partners V, L.P. Promod Haque, one of our directors, is a partner of Itasca Partners, the general partner of Norwest Equity Partners IV, L.P., and is a partner of Itasca Partners V, L.L.P., the general partner of Norwest Equity Partners V. Dr. Haque disclaims beneficial ownership of shares held by Norwest Equity Partners IV, L.P. and Norwest Equity Partners V, L.P.

(2) Includes 20,000 shares registered in the name of Mr. Semerad's wife, Rita
    M. Semerad.

(3) Includes 3,738 shares registered in the name of each of Mr. Holec's three minor children.

(4) Includes 17,000 shares registered jointly in the name of Jonathan and Pamela Otterstatter and 1,000 shares registered in the name of each of Mr. Otterstatter's three minor children.

(5) Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 1999 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding these options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. The following table indicates those people whose total number of beneficially owned shares include shares subject to options exercisable within 60 days of March 31, 1999:

                                                       Shares Subject to Options
                                                       -------------------------
     Kenneth H. Holec.................................          32,632
     Jonathan P. Otterstatter.........................          89,833
     Kevin R. Potrzeba................................          28,000
     Craig W. Allen...................................          27,750
     C. McKenzie Lewis III............................          27,083
     Jack Noonan......................................          27,083
     Roger E. Bottum..................................          13,500
     Patrick Dauga....................................          10,000

                          DESCRIPTION OF CAPITAL STOCK

      Effective upon the filing of our amended and restated articles of incorporation upon the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of capital stock. Unless otherwise designated by our board of directors, all issued shares shall be deemed common stock with equal rights and preferences.

Common Stock

      As of March 31, 1999, there were 7,262,093 shares of common stock outstanding, held by 58 shareholders of record, including 2,759,226 shares that will be issued upon the automatic conversion of the outstanding shares of our preferred stock into common stock upon the closing of this offering.

      Holders of our common stock do not have cumulative voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, including the election of directors. Holders of our common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for these dividends, subject to the prior rights of any preferred stock then outstanding. See "Dividend Policy."

      Upon a liquidation, dissolution or winding up of ShowCase, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of ShowCase, subject to the prior rights of any preferred stock then outstanding. Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

      Effective upon the closing of this offering, our board of directors will have the authority, without further action by the shareholders, to issue from time to time shares of preferred stock in one or more series and to fix the number of shares, designations and preferences, powers and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and purchase funds and other matters.

      The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. It may also have the effect of delaying, deferring or preventing a change in control of ShowCase.

Warrant

      Effective upon the closing of this offering, the outstanding warrant to purchase 13,750 shares of our Series B preferred stock will represent the right to purchase 13,580 shares of our common stock. If we lease more than $1 million in equipment from the holder of this warrant, the holder will be entitled to purchase additional shares of our common stock equal to 5.5% of the amount leased in excess of $1 million, divided by the exercise price of $4.00.

Registration Rights

      After this offering, the holders of 2,759,226 shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act as follows:

    . Demand Registration Rights: At any time, the holders of at least 51% of these shares of common stock can request that we register all or a portion of their shares. Upon this request, we must, subject to restrictions and limitations, use our best efforts to cause a registration statement covering the number of shares of common stock that are subject to the request to become effective. The holders may only require us to file two registration statements in response to their demand registration rights.

    . Piggyback Registration Rights: The holders of these shares can request that we register their shares anytime we are filing a registration statement to register securities for our own account. These registration opportunities are unlimited but the number of shares that can be registered may be cut back in limited situations by the underwriters.

    . S-3 Registration Rights: The holders of these shares can request that we register their shares if we are eligible to file a registration statement on Form S-3 and if the aggregate price of the shares offered to the public is at least $1,000,000. The holders may only require us to file two registration statements on Form S-3 per calendar year.

      These registration rights terminate for each holder when all of these shares held by the holder may be sold under Rule 144 under the Securities Act during any 90-day period.

      All holders of these registration rights have waived their registration rights to participate in this offering and have signed agreements with the underwriters prohibiting the exercise of these registration rights for 180 days following the date of this prospectus.

Provisions of our Restated Articles and Bylaws and State Law Provisions with Potential Antitakeover Effects

      The existence of authorized but unissued preferred stock, described above, and provisions of Minnesota law, described below, could have an antitakeover effect. These provisions are intended to provide management with flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies of our board and to discourage an unsolicited takeover of ShowCase, if our board of directors determines that this takeover is not in the best interests of ShowCase and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire ShowCase, which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

      Upon the closing of this offering, our board of directors will be divided into three classes serving staggered three-year terms. As a result of this division, generally at least two shareholders' meetings will be required for shareholders to effect a change in control of the board of directors. In addition, our bylaws will contain provisions that establish specific procedures for calling meetings of shareholders and appointing and removing members of the board of directors.

      Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, that results in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of these acquisitions by a majority vote of our shareholders before its consummation. In general, shares acquired in the absence of this approval are denied voting rights and are redeemable by us at their then fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

      Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any of our subsidiaries, with any shareholder that purchases 10% or more of our voting shares within four years following this interested shareholder's share acquisition date. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

Listing

      We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "SHWC."

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock will be Norwest Bank Minnesota, N.A. Its address is 161 North Concord Exchange, South Saint Paul, Minnesota 55075, and its telephone number is (651) 450-4064.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon the closing of this offering, we will have        shares of common
stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase common stock. All of our directors and executive officers and substantially all of our shareholders, holding in the aggregate in excess of 95% of the outstanding shares of our common stock, have agreed that they will not, without the prior written consent of the representatives of the underwriters, sell or otherwise dispose of any shares of common stock or options to acquire shares of common stock during the 180-day period following the closing of this offering. See "Underwriting."

             shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except for shares held by our "affiliates," as defined in Rule 144 under the Securities Act, which may generally only be sold in compliance with the limitations of Rule 144, described below. The remaining 7,262,093 shares were issued and sold by us in private transactions and are deemed restricted securities under Rule 144. These shares may be sold in the public market only if registered under the Securities Act or if exempt from registration under Rules 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the agreements between our shareholders and the underwriters, described above, and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market, subject in the case of shares held by affiliates to compliance with volume restrictions, as follows:

    . 22,440 shares will be available for immediate sale in the public market on the date of this prospectus;

    . 28,620 shares will be available for sale beginning 90 days after the date of this prospectus; and

    . 7,211,033 shares will be available for sale under Rules 144 and 701 upon the expiration of agreements between our shareholders and the underwriters beginning 180 days after the date of this prospectus.

      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock,
approximately          shares immediately after this offering, or the average
weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date of the sale. Sales under Rule 144 also are subject to requirements pertaining to the manner and notice of the sales and the availability of current public information concerning ShowCase.

      Under Rule 144(k), a person who is not deemed to have been an affiliate of ShowCase at any time during the 90 days before a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ShowCase, the transferee's holding period for the purpose of effecting a sale under Rule 144(k) commences on the date of transfer from the affiliate.

      Rule 701 provides that, beginning 90 days after the date of this prospectus, persons other than affiliates may sell shares of common stock acquired from us in connection with written compensatory benefit plans, including our stock option plans, subject only to the manner of sale provisions of Rule 144. Beginning 90 days after the date of this prospectus, affiliates may sell these shares of common stock subject to all provisions of Rule 144 except the one-year minimum holding period.

      Shortly after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under the Stock Option Plan, the 1999 Incentive Plan and the Stock Purchase Plan. See "Management--Benefit Plans." This Form S-8 registration statement is expected to become effective immediately upon filing and shares covered by that registration statement will then be eligible for sale in the public markets, subject to the Rule 144 limitations applicable to affiliates.

      Prior to this offering there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that sales of shares in the open market or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price.

      After the closing of this offering, the holders of 2,759,226 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of registration. For a discussion of these rights, see "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

General

      We intend to offer our common stock in the United States through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and FAC/Equities, a division of First Albany Corporation, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock indicated opposite its name below.

                                                                         Number
                                                                           of
           Underwriters                                                  Shares
           ------------                                                  ------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.............................................
      U.S. Bancorp Piper Jaffray Inc. ..................................
      Dain Rauscher Wessels.............................................
      FAC/Equities, a division of First Albany Corporation..............
                                                                         -------
           Total........................................................
                                                                         =======

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions provided in that agreement, to purchase all of the shares of our common stock being sold under the terms of the agreement if any of the shares of common stock are purchased. Under the purchase agreement, the commitments of non-defaulting underwriters may be increased.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of those liabilities. The expenses of this
offering, exclusive of the underwriting discount, are estimated at $      and
are payable by us.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus, and to dealers at
this price less a concession not in excess of $    per share of common stock.
The underwriters may allow, and the dealers may reallow, a discount not in
excess of $    per share of common stock to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
      Public offering price............................    $        $      $
      Underwriting discount............................    $        $      $
      Proceeds, before expenses, to ShowCase...........    $        $      $

Over-Allotment Option

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an
additional      shares of our common stock at the initial public offering price on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered by this prospectus. To the extent that the underwriters exercise this option, each underwriter will be obligated to purchase a number of additional shares of our common stock in proportion to the underwriter's initial amount reflected in the table above.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial
public offering price, up to     of the shares offered by this prospectus to be
sold to some of our employees and directors and other persons with whom we have relationships. The number of shares of our common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We and our executive officers and directors and substantially all of our shareholders, holding in the aggregate in excess of 95% of the outstanding shares of our common stock, have agreed not to directly or indirectly

    . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock or

    . enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether this swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of the prospectus. See "Shares Eligible for Future Sale."

Nasdaq National Market Listing

      Before this offering, there has been no market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price, in addition to prevailing market conditions, include the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, some of our financial information, the history of, and the prospects for, us and the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenues, the present state of our development, the percentage interest of ShowCase being sold as compared to the valuation for ShowCase and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

      We expect our common stock to be approved for listing on the Nasdaq National Market, subject to notice of issuance, under the symbol "SHWC."

      The underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under the prospectus.

Price Stabilization and Short Positions

      Until the distribution of our common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      If the underwriters create a short position in our common stock in connection with the offering, that is, if they sell more shares of our common stock than are indicated on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

Penalty Bids

      The underwriters may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus for ShowCase. Fenwick & West LLP, Palo Alto, California, will pass upon certain legal matters in connection with the offering for the underwriters.

                                    EXPERTS

      The consolidated balance sheets as of March 31, 1997 and 1998 and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998 included in this prospectus have been included in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, given on their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information provided in the registration statement or the exhibits and schedules which are part of the registration statement. For further information on ShowCase and our common stock, you should review the registration statement, including exhibits and schedules. You may read and copy any document we file at the Commission's public reference room in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

      Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the website of the Commission referred to above.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets, March 31, 1997 and 1998......................  F-3
Consolidated Statements of Operations and Comprehensive Income (Loss),
 Years ended March 31, 1996, 1997, and 1998...............................  F-4
Consolidated Statements of Stockholders' Equity,
 Years ended March 31, 1996, 1997, and 1998...............................  F-5
Consolidated Statements of Cash Flows,
 Years ended March 31, 1996, 1997, and 1998...............................  F-6
Notes to Consolidated Financial Statements................................  F-7
Unaudited Consolidated Balance Sheet, December 31, 1998................... F-17
Unaudited Consolidated Statements of Operations and Comprehensive Income
 (Loss),
 Nine months ended December 31, 1997 and 1998............................. F-18
Unaudited Consolidated Statements of Cash Flows,
 Nine months ended December 31, 1997 and 1998............................. F-19
Notes to Unaudited Consolidated Financial Statements...................... F-20

                          Independent Auditors' Report

The Board of Directors and Stockholders
of ShowCase Corporation:

We have audited the accompanying consolidated balance sheets of ShowCase Corporation and subsidiaries (the Company) as of March 31, 1997 and 1998, and the related consolidated statements of operations and comprehensive income
(loss), stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of ShowCase Corporation and subsidiaries as of March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

May 15, 1998
Minneapolis, MN

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               (in thousands, except share and per share amounts)

                                                                  March 31,
                                                               ---------------
                                                                1997    1998
Assets                                                         ------- -------
Current assets:
 Cash......................................................... $ 2,989 $ 5,404
 Marketable securities........................................      --     443
 Accounts receivable, net of allowances of $300 in 1997 and
  $500 in 1998................................................   4,891   6,162
 Prepaid expenses and other current assets....................     656   1,032
 Income taxes receivable......................................      --     251
 Deferred income taxes........................................     640     340
                                                               ------- -------
   Total current assets.......................................   9,176  13,632
                                                               ------- -------
Property and equipment, net...................................   1,513   2,191
Investment in affiliates......................................     165     192
Product rights, net of accumulated amortization...............     310     124
Goodwill, net of accumulated amortization.....................     236     176
                                                               ------- -------
   Total assets............................................... $11,400 $16,315
                                                               ======= =======
Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable............................................. $ 1,067 $ 1,094
 Accrued liabilities..........................................   1,510   2,885
 Current portion of long-term debt............................     275     397
 Current portion of obligations under capital leases..........     134     135
 Income taxes payable.........................................     295      --
 Deferred revenue.............................................   4,835   7,542
                                                               ------- -------
   Total current liabilities..................................   8,116  12,053
                                                               ------- -------
Long-term debt, less current portion..........................     624     944
Capital lease obligations, less current portion...............      58     213
                                                               ------- -------
   Total liabilities..........................................   8,798  13,210
                                                               ------- -------
Commitments (note 12)
Stockholders' equity:
 Series A convertible preferred stock; $.01 par value;
  473,757 shares authorized, issued, and outstanding,
  total liquidation preference of $2,400......................       5       5
 Series B convertible preferred stock; $.01 par value;
  1,777,500 shares authorized, 875,000 issued and outstanding,
  total liquidation preference of $3,500......................      --       9
 Common stock, $.01 par value, 10,000,000 shares authorized,
  3,852,731 and 3,988,560 shares issued and outstanding.......      39      40
 Additional paid-in capital...................................   2,465   5,988
 Accumulated other comprehensive income:
  Cumulative translation adjustment...........................      26     107
  Unrealized holding gain on securities.......................      --     123
 Retained earnings (accumulated deficit)......................      67  (3,167)
                                                               ------- -------
   Total stockholders' equity.................................   2,602   3,105
                                                               ------- -------
   Total liabilities and stockholders' equity................. $11,400 $16,315
                                                               ======= =======

          See accompanying notes to consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS AND
                          COMPREHENSIVE INCOME (LOSS)

                    (in thousands, except per share amounts)

                                                      Years ended March 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Revenues:
 License fees....................................... $ 9,451  $11,639  $14,279
 Maintenance and support............................   2,707    4,888    6,651
 Professional service fees..........................   1,120    1,500    2,825
                                                     -------  -------  -------
   Total revenues...................................  13,278   18,027   23,755
                                                     -------  -------  -------
Cost of revenues:
 License fees.......................................   1,145    1,365    2,645
 Maintenance and support............................     520      990    1,572
 Professional service fees..........................     676    1,172    2,005
                                                     -------  -------  -------
   Total cost of revenues...........................   2,341    3,527    6,222
                                                     -------  -------  -------
Gross margin........................................  10,937   14,500   17,533
                                                     -------  -------  -------
Operating expenses:
 Sales and marketing................................   6,661    9,940   15,494
 Product development................................   2,070    2,553    3,051
 General and administrative.........................   1,380    1,971    2,590
                                                     -------  -------  -------
   Total operating expenses.........................  10,111   14,464   21,135
                                                     -------  -------  -------
Operating income (loss).............................     826       36   (3,602)
                                                     -------  -------  -------
Other income (expense), net:
 Interest expense...................................     (97)     (97)    (123)
 Interest income....................................     104      156       74
 Equity in income (losses) of unconsolidated
  affiliates........................................     (52)     (33)      27
 Gain on sales of securities........................      --       --      551
 Other income (expense), net........................     183      (12)      14
                                                     -------  -------  -------
   Total other income (expense), net................     138       14      543
                                                     -------  -------  -------
Net income (loss) before income taxes...............     964       50   (3,059)
Income taxes........................................     150       --      175
                                                     -------  -------  -------
Net income (loss)...................................     814       50   (3,234)
                                                     -------  -------  -------
Other comprehensive income (loss):
 Foreign currency translation adjustment............      (5)      31       81
 Unrealized holding gain on securities..............      --       --      123
                                                     -------  -------  -------
Comprehensive income (loss)......................... $   809  $    81  $(3,030)
                                                     =======  =======  =======
Net income (loss) per share (note 10):
 Basic.............................................. $  0.21  $  0.01  $ (0.82)
                                                     =======  =======  =======
 Diluted............................................ $  0.13  $  0.01  $ (0.82)
                                                     =======  =======  =======
Weighted average shares outstanding used in
 computing basic net income (loss) per share........   3,850    3,847    3,928
Weighted average shares outstanding used in
 computing diluted net income (loss) per share......   6,457    6,455    3,928

          See accompanying notes to consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (in thousands, except share data)


                        Series A       Series B
                      convertible    convertible
                       preferred      preferred
                         stock          stock        Common stock
                     -------------- -------------- -----------------
                                                                                 Accumulated    Retained
                     Number         Number                           Additional     other       earnings       Total
                       of             of           Number of          paid-in   comprehensive (accumulated stockholders'
                     shares  Amount shares  Amount  shares    Amount  capital   income (loss)   deficit)      equity
                     ------- ------ ------- ------ ---------  ------ ---------- ------------- ------------ -------------
Balances at March
 31, 1995..........  473,757  $  5       --  $--   3,907,780   $ 39    $2,478       $ --         $ (797)      $1,725
Net income.........       --    --       --   --          --     --        --         --            814          814
Change in foreign
 currency
 translation
 adjustment........       --    --       --   --          --     --        --         (5)            --           (5)
Stock purchased and
 retired under
 stock repurchase
 agreement.........       --    --       --   --     (72,779)    (1)      (17)        --             --          (18)
Stock issued
 pursuant to stock
 option plan.......       --    --       --   --       7,940     --         3         --             --            3
                     -------  ----  -------  ---   ---------   ----    ------       ----        -------       ------
Balances at March
 31, 1996..........  473,757     5       --   --   3,842,941     38     2,464         (5)            17        2,519
Net income.........       --    --       --   --          --     --        --         --             50           50
Change in foreign
 currency
 translation
 adjustment........       --    --       --   --          --     --        --         31             --           31
Stock issued
 pursuant to stock
 option plan.......       --    --       --   --       9,790      1         1         --             --            2
                     -------  ----  -------  ---   ---------   ----    ------       ----        -------       ------
Balances at March
 31, 1997..........  473,757     5       --   --   3,852,731     39     2,465         26             67        2,602
Net loss...........       --    --       --   --          --     --        --         --         (3,234)      (3,234)
Change in foreign
 currency
 translation
 adjustment........       --    --       --   --          --     --        --         81             --           81
Unrealized holding
 gain on marketable
 securities........       --    --       --   --          --     --        --        123             --          123
Stock issued
 pursuant to stock
 option plan.......       --    --       --   --     135,829      1        32         --             --           33
Preferred Series B
 stock issued......       --    --  875,000    9          --     --     3,491         --             --        3,500
                     -------  ----  -------  ---   ---------   ----    ------       ----        -------       ------
Balances at March
 31, 1998..........  473,757  $  5  875,000  $ 9   3,988,560   $ 40    $5,988       $230        $(3,167)      $3,105
                     =======  ====  =======  ===   =========   ====    ======       ====        =======       ======

         See accompanying notes to consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                       Years Ended March 31,
                                                       -----------------------
                                                        1996    1997    1998
                                                       ------  ------  -------
Cash flows from operating activities:
 Net income (loss).................................... $  814  $   50  $(3,234)
 Adjustments to reconcile net income (loss)
  to cash provided by (used in) operating activities:
   Depreciation and amortization......................    408     618      749
   Equity in income (losses) of unconsolidated
    affiliates........................................     52      32      (27)
   Deferred income taxes..............................   (125)   (515)     300
   Gain on sale of securities.........................     --      --     (551)
   Loss on disposition of property and equipment......     13      13       14
   Changes in operating assets and liabilities, net of
    acquisitions:
    (Increase) decrease in:
     Accounts receivable..............................    942  (2,998)  (1,271)
     Prepaid expenses and other current assets........    131    (394)    (376)
     Income taxes receivable..........................     --      --     (251)
    Increase (decrease) in:
     Accounts payable.................................     23     314       27
     Accrued liabilities..............................    (65)    765    1,375
     Deferred revenue.................................     44   3,022    2,707
     Income taxes payable.............................     (7)    262     (295)
                                                       ------  ------  -------
      Net cash provided by (used in) operating
       activities.....................................  2,230   1,169     (833)
                                                       ------  ------  -------

Cash flows from investing activities:
 Purchase of property and equipment...................   (307)   (804)    (822)
 Investments in affiliates............................    (20)   (198)      --
 Proceeds from sale of securities.....................     --      --      256
 Acquisition of subsidiaries, net of cash acquired....   (119)     --       --
 Purchase of product rights...........................   (200)    (55)      --
                                                       ------  ------  -------
      Net cash used in investing activities...........   (646) (1,057)    (566)
                                                       ------  ------  -------

Cash flows from financing activities:
 Proceeds from exercise of stock options..............      3       2       33
 Proceeds from issuance of preferred stock............     --      --    3,500
 Proceeds from issuance of long-term debt.............     --     722      784
 Payments on long-term debt...........................   (179)   (236)    (342)
 Repurchase of common stock...........................    (18)     --       --
 Payments under capital lease obligations.............   (129)   (198)    (161)
                                                       ------  ------  -------
      Net cash provided by (used in) financing
       activities.....................................   (323)    290    3,814
                                                       ------  ------  -------
Net increase in cash..................................  1,261     402    2,415
Cash, beginning of year...............................  1,326   2,587    2,989
                                                       ------  ------  -------
Cash, end of year..................................... $2,587  $2,989  $ 5,404
                                                       ======  ======  =======
Supplemental disclosure of cash flow information:
 Cash paid during the year for:
  Interest............................................ $   97  $   97  $   123
                                                       ======  ======  =======
  Income taxes........................................ $  282  $  207  $   240
                                                       ======  ======  =======

Supplemental disclosure of noncash investing and financing activities:

  The Company acquired property and equipment totaling $109 and $317 under capital leases during 1996 and 1998, respectively.

  During 1998, the Company sold stock purchase warrants in another company with a basis of $25 in exchange for marketable securities with a fair market value of $320 and cash.

          See accompanying notes to consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            March 31, 1997 and 1998

(1) Summary of Significant Accounting Policies

  (a) Nature of Operations

    ShowCase Corporation (the "Company" or "ShowCase") was incorporated in 1988, and in 1991, introduced a Windows-based query tool for the IBM AS/400, ShowCase VISTA. The Company has subsequently introduced additional data access products. The Company's product suite is sold under the name ShowCase STRATEGY.

    The Company has wholly owned subsidiaries in Germany, the United Kingdom, Belgium, and France that distribute ShowCase products and provide related services to clients in these countries.

    The Company owns 40% of ShowCase Japan and 20% of ShowCase Italia SpA (Italy), which distribute ShowCase products and provide related services to clients in these countries. The Company uses the equity method to account for its investment in these affiliates.

  (b) Principles of Consolidation

    The consolidated financial statements include the accounts of ShowCase Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Revenue Recognition

    Revenues derived from software licenses are recognized upon (a) the execution of a license agreement, (b) delivery of the software product,
    (c) reasonable assurance of customer acceptance of the software and collectibility of the receivable, and (d) fulfillment of any other of the Company's contract obligations. For software provided for demonstration or pilot purposes, or where significant post-delivery obligations exist, revenues are deferred until execution of a license agreement and fulfillment of all revenue recognition requirements. Revenues derived from maintenance contracts which are bundled with the initial licenses and all revenues from extended maintenance contracts are deferred and recognized ratably over the term of the maintenance contract. Revenues from maintenance contracts are included in maintenance and support revenues. Revenues from training and consulting services are recognized as the services are performed. The Company's policy is in compliance with the provisions of the American Institute of Certified Public Accountants' Statement of Position ("SOP") 91-1, Software Revenue Recognition. SOP No. 97-2, Software Revenue Recognition, will be effective for the Company beginning April 1, 1998. The Company does not expect the adoption of SOP No. 97-2 to have a material effect on the Company's operating results.

  (d) Capitalized Software Costs

    Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing, and product quality assurance are capitalized. During 1996, 1997 and 1998, no software development costs were capitalized.

  (e) Product Rights

    The Company purchases rights to software source code used in conjunction with certain of its products. The product rights have been capitalized and are amortized on a straight-line basis over periods of three to five years. Unamortized product rights are reviewed periodically to determine

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998

    recoverability based upon undiscounted forecasted cash flows. If it is determined that the asset is impaired, the Company recognizes an impairment charge to reduce the unamortized balance to its net realizable value. As of March 31, 1998, no impairment charges have been recognized. Accumulated amortization was $269,584 and $431,250 as of March 31, 1997 and 1998, respectively.

  (f) Goodwill

    The excess of the cost over fair value of net assets acquired is recorded as goodwill and amortized on a straight-line basis over five years. Unamortized goodwill balances are reviewed periodically to determine recoverability based upon forecasted undiscounted cash flows. If it is determined that the asset is impaired, the Company recognizes an impairment charge to reduce the unamortized balance to its net realizable value. As of March 31, 1998, no impairment charges have been recognized. Accumulated amortization was $64,000 and $124,000 as of March 31, 1997 and 1998, respectively.

  (g) Income Taxes

    Deferred taxes are provided on an asset and liability method for temporary differences and operating loss and tax credit carryforwards. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  (h) Foreign Currency Translation

    Exchange adjustments resulting from foreign currency transactions are generally recognized in net income (loss), whereas adjustments resulting from the translation of financial statements are reflected as a separate component of accumulated other comprehensive income within stockholders' equity. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates that prevail over the applicable year.

  (i) Use of Estimates

    Management of the Company has made certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from those estimates.

  (j) Stock-based Compensation

    Compensation expense for employee stock option grants is recognized in accordance with Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees. The pro forma effect on net income (loss) is provided as if the fair value based method defined in SFAS No. 123, Accounting for Stock-based Compensation, had been applied.

  (k) Marketable Securities

    All marketable securities are classified as available-for-sale and available to support current operations or to take advantage of other investment opportunities. These securities are stated at the estimated fair value based upon market quotes with unrealized holding gains or losses reported as a separate component of accumulated other comprehensive income within stockholders' equity. Realized gains and losses are included in net interest and other income. The cost of securities sold is based on the specific identification method.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998


  (l) Comprehensive Income (Loss)

    Comprehensive income represents the change in stockholders' equity resulting from other than stockholder investments and distributions. For ShowCase, comprehensive income consists of net earnings or loss plus changes in foreign currency translation adjustment and unrealized holding gains (losses) on marketable securities available for sale as displayed in the accompanying consolidated statements of stockholders' equity. Amounts recognized in net income (loss) which previously were reported as other comprehensive income (loss) are reclassified to avoid duplication. The effect of deferred income taxes on other comprehensive income (loss) is not material.

  (m) Reclassifications

    Certain amounts previously reported have been reclassified to conform to the 1998 presentation.

(2) Profit Sharing and Savings Plan

    The Company has adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan allows employees to defer a portion of their income through contributions to this plan. At the Company's board of directors' discretion, the Company may match a percentage of employees' voluntary contributions or may make additional contributions based on profits. In fiscal 1998, the Company initiated a Company match determined annually by the Company's board of directors. This Company match was approximately $44,000 in fiscal 1998. There were no Company contributions to this plan in fiscal 1996 or 1997.

(3) Significant Customers

    Revenues from one unaffiliated customer aggregated approximately 15% and 21% of revenue in 1996 and 1997, respectively. Accounts receivable from this unaffiliated customer were not significant as of March 31, 1997. Revenues from the Company's Japan affiliate aggregated approximately 6% of total revenue for 1998. Accounts receivable from the Company's Japan affiliate aggregated approximately 6% of total accounts receivable as of March 31, 1998.

(4) Marketable Securities

    During 1998, the Company acquired stock in a vendor which is classified as available for sale. The estimated fair value and cost basis of this security at March 31, 1998 were $442,986 and $319,972, respectively. Unrealized holding gain for the year ended March 31, 1998 was $123,014.

(5) Property and Equipment

    Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Property and equipment are summarized as follows (in thousands):

                                                                 March 31,
                                                              ----------------
                                        Estimated useful life  1997     1998
                                        --------------------- -------  -------
      Computers and software..........       3 to 5 years     $ 2,040  $ 2,930
      Office furniture and equipment..      4 to 10 years         559      645
      Leasehold improvements..........       5 to 9 years          75      102
                                                              -------  -------
                                                                2,674    3,677
      Less accumulated depreciation
       and amortization...............                         (1,161)  (1,486)
                                                              -------  -------
      Net property and equipment......                        $ 1,513  $ 2,191
                                                              =======  =======

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998


(6) Investment in Affiliate

    On March 26, 1997, the Company entered into a joint venture agreement and acquired a 40% interest in ShowCase Japan for $165,000. ShowCase Japan began operations April 1, 1997 as the distributor of ShowCase products and services in Japan.

(7) Income Taxes

    Income before income taxes was derived from the following sources (in thousands):

                                                           Year Ended March
                                                                  31,
                                                          ---------------------
                                                           1996   1997   1998
                                                          ------  ----  -------
      Domestic........................................... $1,158  $(34) $(2,597)
      Foreign............................................   (194)   84     (462)
                                                          ------  ----  -------
                                                          $  964  $ 50  $(3,059)
                                                          ======  ====  =======

    The provision for current income tax expense consists of the following (in thousands):

                                                         Year Ended March 31,
                                                         ----------------------
                                                          1996    1997    1998
                                                         ------  ------  ------
      Current:
        Federal......................................... $  263  $  490   $(325)
        State and local.................................     12      25      --
        Foreign.........................................     --      --     200
      Deferred:
        Federal.........................................   (125)   (492)    300
        State and local.................................     --     (23)     --
                                                         ------  ------  ------
                                                         $  150  $   --  $  175
                                                         ======  ======  ======

    The provision for income taxes differs from the expected tax expense, computed by applying the federal corporate tax rate of 34% to earnings before income taxes, as follows (in thousands):

                                                           Year Ended March
                                                                 31,
                                                          --------------------
                                                          1996   1997   1998
                                                          -----  ----  -------
      Expected federal income tax expense (benefit)...... $ 328  $ 17  $(1,040)
      State taxes, net of federal benefit................     9     2      (52)
      Change in valuation allowance......................  (158)   --    1,085
      Research and experimentation credits...............    --   (23)      --
      Foreign sales corporation..........................   (30)  (20)      --
      Foreign operations and withholding taxes...........    --    --      152
      Other..............................................     1    24       30
                                                          -----  ----  -------
                                                          $ 150  $ --  $   175
                                                          =====  ====  =======

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998


    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at March 31, 1997 and 1998 are presented below (in thousands):

                                                                 1997    1998
                                                                ------  -------
      Deferred tax assets:
        Accounts receivable allowances......................... $  102  $   170
        Vacation and other accruals............................     82      111
        Deferred revenues......................................    874    1,266
        Foreign net operating loss carryforwards...............     24      161
        Research and experimentation credit carryforwards......     --      196
        Other..................................................     50       46
                                                                ------  -------
                                                                 1,132    1,950
      Valuation allowance......................................   (415)  (1,500)
                                                                ------  -------
                                                                   717      450
      Deferred tax liabilities:
        Depreciation...........................................    (77)    (110)
                                                                ------  -------
      Net deferred tax asset................................... $  640  $   340
                                                                ======  =======

    The valuation allowance for deferred tax assets as of March 31, 1997 and 1998 was $415,000 and $1,500,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax asset is dependent upon the ability to generate tax refunds from the carryback of losses to prior periods and the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers its projected taxable income and tax planning strategies in making this assessment.

    At March 31, 1998, there are foreign net operating loss carryforwards of approximately $473,000, which will expire through 2012.

(8) Long-term Debt

    Long-term debt consists of the following (in thousands):

                                                                 1997    1998
                                                                 -----  ------
      Note payable to bank with principal due in monthly
       installments
       of $31, plus interest at the bank's base rate
       (8.5% at March 31, 1998) plus 1.5% through September
       2002..................................................... $ 854  $1,312
      Note payable to Belgian bank with interest at 6.95%, due
       in
       monthly installments of $3 through December 1998.........    45      18
      Note payable to IBM, interest at 6.25%, principal and
       interest
       payable quarterly through November 2000..................    --      11
                                                                 -----  ------
                                                                   899   1,341
      Less current portion......................................  (275)   (397)
                                                                 -----  ------
                                                                 $ 624  $  944
                                                                 =====  ======

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998

    The Company has a $2,000,000 revolving line of credit agreement with a bank through September 30, 1998, bearing interest at the bank's base rate plus 1.5%. Borrowings are limited to 75% of eligible accounts receivable reduced by 50% of the outstanding term loan and are payable on demand. No borrowings were outstanding under the line of credit at March 31, 1998.

    The note payable to bank and the revolving line of credit note are secured by substantially all of the Company's assets and contain certain restrictive financial covenants which, among other things, require the Company to maintain $1,500,000 of tangible net worth, a debt to tangible net worth ratio of not more than 6.5 to 1, and restrict property and plant acquisitions as well as the incurring of additional debt. The bank has granted a waiver related to an event of default as of March 31, 1998.

    Future maturities of long-term debt as of March 31, 1998 are as follows (in thousands):

      1999............................................................... $  397
      2000...............................................................    380
      2001...............................................................    377
      2002...............................................................    187
                                                                          ------
                                                                          $1,341
                                                                          ======

(9) Stockholders' Equity

  (a) Series A Convertible Preferred Stock

    In 1991, the Company issued convertible preferred stock under the terms of an investment agreement (the "Agreement"). Each preferred share is convertible at the option of the holder at any time at a rate of four shares of common stock for each preferred share, subject to certain adjustments. In the event of a qualified public offering, the preferred stock is required to be converted to common stock. The preferred stockholders are entitled to the same number of votes as if the preferred stock was converted into common shares. In addition, if the Company decides to sell additional shares of capital stock, the Company must first offer the preferred stockholder its pro rata share of capital stock on the same terms and conditions.

    The per share conversion rate will be adjusted if the Company sells common stock or issues stock options (other than those designated in the March 1991 stock option plan as amended) or warrants at less than the conversion price in effect, which is $1.26645 per common share at March 31, 1998.

    The Agreement contains certain restrictive covenants that, among other things, limit additional indebtedness, declaration and payment of dividends, guarantees and investments.

    In connection with the issuance of the Company's convertible preferred stock, the common and preferred stockholders entered into an agreement that prohibits the common stockholders from selling shares of common stock unless the preferred stockholder is permitted to sell a pro rata number of preferred shares, except in the event of sales related to a public offering or certain other events, as defined.

  (b) Series B Convertible Preferred Stock

    In 1998, the Company issued convertible preferred stock under the terms of an investment agreement (the "1998 Agreement"). Each preferred share is convertible at the option of the holder at any time at a rate of one share of common stock for each preferred share, subject to certain adjustments. In the event of a qualified public offering, the preferred stock is required to be converted to common stock. The preferred stockholders are entitled to the same number of votes as if the preferred stock was

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998

    converted into common shares. In addition, if the Company decides to sell additional shares of capital stock, the Company must first offer the preferred stockholder its pro rata share of capital stock on the same terms and conditions.

    The per share conversion rate will be adjusted if the Company sells common stock or issues stock options (other than those designated in the March 1991 stock option plan as amended) or warrants at less than the conversion price in effect, which is $4.00 per common share at March 31, 1998. The conversion price will also vary from $3.00 to $4.50 per common share depending upon the revenue the Company achieves in fiscal year 1999.

    The 1998 Agreement contains certain restrictive covenants that, among other things, limit additional indebtedness, declaration and payment of dividends, guarantees, and investments.

  (c) Undesignated Preferred Shares

    As of March 31, 1998, the Company has authorized 2,748,743 undesignated preferred shares, none of which are outstanding.

  (d) Stock Options

    The Company has adopted a stock option plan. Options granted under this plan may be incentive stock options or non-qualified stock options. Incentive stock options may be granted to certain employees and directors at a price not less than the fair market value of the common stock on the day the option is granted and must be exercisable no later than ten years after the date of grant. Nonqualified stock options may be granted for terms up to ten years after the date of grant, at prices determined by the stock option committee.

    At March 31, 1998, the Company had 1,539,117 shares of its common stock reserved for issuance upon the exercise of options granted under the Company's stock option plan.

    The Company has elected to continue to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock options. Accordingly, no compensation expense related to stock option plans has been recorded in 1998, 1997 and 1996. The following pro forma amounts, in accordance with the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("SFAS 123"), were determined as if the Company had accounted for its stock options using the fair value method as described in that statement:

                                                             1996 1997  1998
                                                             ---- ---- -------
     Net income (loss) (in thousands):
      As reported........................................... $814 $50  $(3,234)
      Pro forma.............................................  811  34   (3,266)

    Because the method of accounting under SFAS 123 has not been applied to stock options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of compensation cost to be disclosed in future years.

    The fair value of stock options granted was $.27, $.30 and $.39 per option in 1996, 1997 and 1998, respectively. The fair value at the date of grant was estimated using the Black-Scholes stock option pricing model with the following average assumptions for 1996, 1997 and 1998: a weighted average risk free interest rate of 6.5%; weighted average dividend yield of 0%; weighted average expected volatility of 0%; and weighted average expected lives of five years.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998

      The following table summarizes the activity of the Company's stock option plan:

                                                                Weighted average
                                                      Shares     exercise price
                                                     ---------  ----------------
     Outstanding--March 31, 1995....................   957,153       $ .25
       Options granted..............................   205,700         .98
       Options exercised............................    (7,940)        .35
       Options canceled.............................   (47,360)        .56
                                                     ---------       -----
     Outstanding--March 31, 1996.................... 1,107,553         .37
       Options granted..............................   398,650        1.08
       Options exercised............................    (9,790)        .19
       Options canceled.............................  (123,460)        .96
                                                     ---------       -----
     Outstanding--March 31, 1997.................... 1,372,953         .53
       Options granted..............................   181,400        1.42
       Options exercised............................  (135,829)        .25
       Options canceled.............................   (53,740)       1.04
                                                     ---------       -----
     Outstanding--March 31, 1998.................... 1,364,784       $ .65
                                                     =========       =====

      The following table summarizes the Company's stock options outstanding at March 31, 1998:

                                        Options outstanding              Options exercisable
                               -------------------------------------- -------------------------
                                  Number                     Weighted    Number    Weighted
                               outstanding  Weighted average average  exercisable  average
                               at March 31,    remaining     exercise at March 31, exercise
     Range of exercise price       1998     contractual life  price       1998      price
     -----------------------   ------------ ---------------- -------- ------------ --------
     $ .07- .21..............     592,484       5 years        $.19     493,387      $.18
       .35- .87..............     178,800       7 years         .47     139,797       .48
       .98-1.42..............     593,500       9 years        1.17      95,180      1.05
                                ---------                               -------
                                1,364,784                               728,364
                                =========                               =======

(10) Net Income (Loss) per Share

    The Company calculates net income (loss) per share in accordance with SFAS No. 128, Earnings per Share. For ShowCase, basic income (loss) per share represents net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted income
    (loss) per share represents net income (loss) divided by the sum of the weighted average number of common shares outstanding plus shares derived from other potentially dilutive securities. For ShowCase, potentially dilutive securities include "in-the-money" fixed stock options and the amount of weighted average common shares which would be added by the conversion of outstanding convertible preferred stock. The number of shares added for stock options is determined by the treasury stock method, which assumes exercise of these options and the use of any proceeds from such exercise to repurchase a portion of these shares at the average market price for the period. When the results of operations are a loss, other potentially dilutive securities are not included in the calculation of loss per share.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998


    The following computations reconcile net income (loss) with basic and diluted net income (loss) per share (in thousands, except for per share data):

                                                      Years ended March 31,
                                                     ------------------------
                                                      1996    1997     1998
                                                     ------- ------- --------
     Basic income (loss) per share:
       Net income (loss)............................ $   814 $    50 $ (3,234)
       Weighted average shares......................   3,850   3,847    3,928
                                                     ------- ------- --------
       Basic income (loss) per share................ $   .21 $   .01 $   (.82)
                                                     ======= ======= ========
     Diluted income (loss) per share:
       Net income (loss)............................ $   814 $    50 $ (3,234)
       Weighted average shares......................   3,850   3,847    3,928
       Effect of dilutive "in-the-money" stock
        options.....................................     712     713       --
       Effect of conversion of preferred stock......   1,895   1,895       --
                                                     ------- ------- --------
         Total dilutive shares......................   6,457   6,455    3,928
                                                     ------- ------- --------
     Diluted income (loss) per share................ $   .13 $   .01 $   (.82)
                                                     ======= ======= ========

    The number of weighted average option shares excluded from the calculation of potentially dilutive securities either because the exercise price exceeded the average market price or because their inclusion in a calculation of net loss per share would have been antidilutive was 902,469 for fiscal 1998.

    For the year ended March 31, 1998, the effect of conversion of the Company's Series A and Series B convertible preferred stock was excluded from the calculation of net loss per diluted share because the resulting impact would have been antidilutive. At March 31, 1998, the Series A and Series B convertible preferred stock were convertible into 1,895,028 and 875,000 common shares, respectively.

(11) Geographic Segment Data

    The operations of the Company are primarily conducted in the United States, the Company's country of domicile. Geographic data, determined by references to the location of the Company's operations, as of March 31, 1997 and 1998 and for each of the years for the three-year period ended March 31, 1998 is as follows (in thousands):

                                                         Years ended March 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
     Revenues:
       U.S. operations................................. $11,009 $14,904 $17,890
       Non-U.S. operations.............................   2,269   3,123   5,865
                                                        ------- ------- -------
                                                        $13,278 $18,027 $23,755
                                                        ======= ======= =======
                                                                   March 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------- -------
     Tangible long-lived assets:
       U.S. operations.................................         $ 1,307 $ 1,842
       Non-U.S. operations.............................             206     349
                                                                ------- -------
                                                                $ 1,513 $ 2,191
                                                                ======= =======

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                            March 31, 1997 and 1998

(12)Leases
  (a) Capital Leases

    The Company has entered into capital lease agreements for computers and software, office furniture and equipment, vehicles and product rights. The following is a summary of the leased property (in thousands):

                                                                   1997   1998
                                                                   -----  -----
     Computers and software....................................... $ 337  $ 645
     Office furniture and equipment...............................    55     53
     Product rights...............................................   325    325
                                                                   -----  -----
                                                                     717  1,023
     Less accumulated amortization................................  (405)  (609)
                                                                   -----  -----
                                                                   $ 312  $ 414
                                                                   =====  =====

    The following is a schedule of future minimum lease payments under capital lease with the present value of the minimum lease payments as of March 31, 1998 (in thousands):

     Years ending March 31:
     ----------------------
     1999................................................................ $ 173
     2000................................................................   144
     2001................................................................    82
                                                                          -----
     Total minimum lease payments........................................   399
     Less amount representing interest from 5% to 16%....................   (51)
                                                                          -----
     Present value of minimum lease payments.............................   348
     Less current portion................................................  (135)
                                                                          -----
                                                                          $ 213
                                                                          =====

  (b) Operating Leases

    The Company leases certain office facilities and equipment under operating leases. Total lease expense aggregated $559,713, $1,056,102 and $1,363,336 in 1996, 1997 and 1998, respectively. Minimum future obligations as of March 31, 1998, including operating costs under non-cancelable leases, are approximately as follows (in thousands):

     Years ending March 31:
     ----------------------
     1999............................................................... $   842
     2000...............................................................     378
     2001...............................................................     214
     2002...............................................................      48
     2003...............................................................      10
                                                                         -------
                                                                         $ 1,492
                                                                         =======

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET

               (in thousands, except share and per share amounts)

                                                                    December 31,
                                                                        1998
                                                                    ------------
Assets
Current assets:
  Cash.............................................................   $ 7,464
  Marketable securities............................................       173
  Accounts receivable, net of allowances of $675...................     8,453
  Prepaid expenses and other current assets........................       856
  Deferred income taxes............................................       340
                                                                      -------
    Total current assets...........................................    17,286
                                                                      -------
Property and equipment, net........................................     1,949
Investment in affiliates...........................................       180
Goodwill, net of accumulated amortization..........................       131
                                                                      -------
    Total assets...................................................   $19,546
                                                                      =======
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable.................................................   $ 1,019
  Accrued liabilities..............................................     4,187
  Current portion of long-term debt................................       375
  Current portion of obligations under capital leases..............       161
  Income taxes payable.............................................       131
  Deferred revenue.................................................    10,804
                                                                      -------
    Total current liabilities......................................    16,677
                                                                      -------
Long-term debt, less current portion...............................       656
Capital lease obligations, less current portion....................        95
                                                                      -------
    Total liabilities..............................................    17,428
                                                                      -------
Stockholders' equity:
  Series A convertible preferred stock; $.01 par value;
   473,757 shares authorized, issued, and outstanding,
   total liquidation preference of $2,400..........................         5
  Series B convertible preferred stock; $.01 par value;
   1,777,500 shares authorized, 875,000 issued and
   outstanding, total liquidation preference of $3,500.............         9
  Common stock, $.01 par value, 10,000,000 shares
   authorized, 4,486,327 shares issued and outstanding.............        45
  Additional paid-in capital.......................................     6,313
  Accumulated other comprehensive income:
    Cumulative translation adjustment..............................        91
    Unrealized holding loss on securities..........................      (147)
  Deferred compensation............................................      (197)
  Accumulated deficit..............................................    (4,001)
                                                                      -------
      Total stockholders' equity...................................     2,118
                                                                      -------
      Total liabilities and stockholders' equity...................   $19,546
                                                                      =======

     See accompanying notes to unaudited consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

                    (in thousands, except per share amounts)

                                                                Nine Months
                                                              Ended December
                                                                    31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
Revenues:
 License fees................................................ $10,077  $15,077
 Maintenance and support.....................................   4,765    7,302
 Professional service fees...................................   1,909    2,883
                                                              -------  -------
   Total revenues............................................  16,751   25,262
                                                              -------  -------
Cost of revenues:
 License fees................................................   1,709    2,894
 Maintenance and support.....................................   1,122    1,828
 Professional service fees...................................   1,343    1,995
                                                              -------  -------
   Total cost of revenues....................................   4,174    6,717
                                                              -------  -------
Gross margin.................................................  12,577   18,545
                                                              -------  -------
Operating expenses:
 Sales and marketing.........................................  11,153   13,723
 Product development.........................................   2,204    3,236
 General and administrative..................................   1,840    2,339
                                                              -------  -------
   Total operating expenses..................................  15,197   19,298
                                                              -------  -------
Operating loss...............................................  (2,620)    (753)
Other income (expense), net:
 Interest expense............................................    (109)    (139)
 Interest income.............................................      56      186
 Gain on sales of securities.................................     551       --
 Other income (expense), net.................................       9        7
                                                              -------  -------
   Total other income (expense), net.........................     507       54
                                                              -------  -------
Net loss before income taxes.................................  (2,113)    (699)
Income taxes.................................................     125      135
                                                              -------  -------
Net loss.....................................................  (2,238)    (834)
                                                              -------  -------
Other comprehensive income (loss):
 Foreign currency translation adjustment.....................      32      (16)
 Unrealized holding loss on securities.......................      --     (270)
                                                              -------  -------
Comprehensive loss........................................... $(2,206) $(1,120)
                                                              =======  =======
Net loss per share (note 3):
 Basic....................................................... $ (0.57) $ (0.19)
                                                              =======  =======
 Diluted..................................................... $ (0.57) $ (0.19)
                                                              =======  =======
Weighted average shares outstanding used in
 computing basic net loss per share..........................   3,909    4,348
Weighted average shares outstanding used in
 computing diluted net loss per share........................   3,909    4,348

        See accompanying notes to unaudited consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (in thousands)

                                                            Nine Months Ended
                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
Cash flows from operating activities:
 Net loss.................................................. $ (2,113) $   (834)
 Adjustments to reconcile net loss to cash provided
  by (used in) operating activities:
  Depreciation and amortization............................      489       655
  Gain on sale of securities...............................     (551)       --
  Deferred compensation amortization.......................       --        22
  Changes in operating assets and liabilities, net of
   acquisitions:
   (Increase) decrease in:
    Accounts receivable....................................     (797)   (2,141)
    Prepaid expenses and other current assets..............     (248)      175
    Income taxes receivable................................       --       251
   Increase (decrease) in:
    Accounts payable.......................................     (131)      (75)
    Accrued liabilities....................................      847     1,302
    Deferred revenue.......................................      888     3,112
    Income taxes payable...................................     (371)      130
                                                            --------  --------
      Net cash provided by (used in) operating activities..   (1,987)    2,597
                                                            --------  --------
Cash flows from investing activities:
 Purchase of property and equipment........................     (558)     (259)
 Proceeds from affiliates..................................       --        12
 Proceeds from sale of securities..........................      256        --
                                                            --------  --------
      Net cash used in investing activities................     (302)     (247)
                                                            --------  --------
Cash flows from financing activities:
 Proceeds from exercise of stock options...................       29       111
 Proceeds from issuance of long-term debt..................      338        --
 Payments on long-term debt................................     (281)     (281)
 Payments under capital lease obligations..................      (92)     (120)
                                                            --------  --------
      Net cash used in financing activities................       (6)     (290)
                                                            --------  --------
Net increase (decrease) in cash............................   (2,295)    2,060
Cash, beginning of period..................................    2,989     5,404
                                                            --------  --------
Cash, end of period........................................ $    694  $  7,464
                                                            ========  ========
Supplemental disclosure of cash flow information:
 Cash paid during the period for:
 Interest ................................................. $    109  $    139
                                                            ========  ========
 Income taxes.............................................. $    391  $    142
                                                            ========  ========
Cash received during the period from income tax refunds.... $     19  $    389
                                                            ========  ========

Supplemental disclosure of noncash investing and financing activities:
  During the nine months ended December 31, 1998, the Company sold stock purchase warrants in another company with a basis of $25 in exchange for marketable securities with a fair market value of $320 and cash.

     See accompanying notes to unaudited consolidated financial statements.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1998

(1)Basis of Presentation

    The unaudited interim consolidated financial statements include the accounts of Showcase Corporation and its wholly owned subsidiaries and have been prepared by the Company in accordance with generally accepted accounting principles, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in the financial statements have been omitted or condensed pursuant to such rules and regulations. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included herein. The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting primarily of recurring accruals, considered necessary for a fair presentation of the financial position and the results of operations.

(2)New Accounting Pronouncements

    The Company adopted the provisions of Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-4, Deferral of the Effective Date of Certain Provisions of SOP No. 97-2, effective April 1, 1998. SOP No. 97-2 supersedes SOP No. 91-1, Software Revenue Recognition. SOP No. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on its relative fair value. The fair value of the element must be based on objective evidence that is specific to the vendor. If the vendor does not have objective evidence of the fair value of all elements in a multiple-element arrangement, all revenue from the arrangement must be deferred until such evidence exists or until all elements have been delivered. Under SOP No. 97-2, the Company recognizes license revenue when the software product has been delivered, if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable. License fee revenues that are contingent upon sale to an end user by distributors and other channel partners are recognized upon receipt of a report of delivery. Maintenance and support fees committed as part of new product licenses and maintenance resulting from renewed maintenance contracts are deferred and recognized ratably over the contract period. Professional service revenue is recognized when services are performed. The adoption of SOP No. 97-2 did not have a material effect on the Company's operating results.

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, and in April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-up Activities. SOP No. 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The Company will be required to adopt SOP Nos. 98-1 and 98-5 for the year ending March 31, 2000. The Company expects that SOP Nos. 98-1 and 98-5 will have no material impact on its financial position, results of operations or cash flows.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 established methods of accounting for derivative financial instruments and hedging activities

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                               December 31, 1998

    related to those instruments, as well as other hedging activities. SFAS No. 133 will be effective for the Company in April 2001. The Company is currently reviewing the potential impact of this accounting standard.

    In December 1998, the AICPA issued SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP No. 98-9 requires recognition of revenue using the "residual method" in a multiple-element software arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the "residual method," the total fair value of the undelivered elements is deferred and recognized in accordance with SOP No. 97-2. The Company will be required to implement SOP No. 98-9 for the year beginning April 1, 1999. SOP No. 98-9 also extends the deferral of the application of SOP No. 97-2 to certain other multiple element software arrangements until the date SOP No. 98-9 becomes effective. The Company does not expect a material change to its accounting for revenues as a result of the provisions of No. SOP 98-9.

(3)Net Income (Loss) per Share

    For ShowCase Corporation, basic income (loss) per share represents net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share represents net income (loss) divided by the sum of the weighted average number of common shares outstanding plus shares derived from other potentially dilutive securities. For the Company, potentially dilutive securities include "in-the-money" fixed stock options and warrants and the amount of weighted average common shares which would be added by the conversion of outstanding convertible preferred stock. The number of shares added for stock options and warrants is determined by the treasury stock method, which assumes exercise of these options and warrants and the use of any proceeds from such exercise to repurchase a portion of these shares at the average market price for the period. When the results of operations are a loss, other potentially dilutive securities are not included in the calculation of loss per share.

    For the nine months ended December 31, 1997 and 1998, basic loss per share is the same as diluted loss per share because the effect of the inclusion of other potentially dilutive securities in the calculation of diluted loss per share was antidilutive.

    The total number of weighted average option and warrant shares excluded from the calculation of potentially dilutive securities either because the exercise price exceeded the average market price or because their inclusion in the calculation of net loss per share would have been antidilutive was 901,547 and 564,055 for the nine months ended December 31, 1997 and 1998, respectively. The effect of conversion of the Company's preferred stock was also excluded from the calculation of net loss per diluted share because the resulting impact would also have been antidilutive for the nine months ended December 31, 1997 and 1998. At December 31, 1998, the Series A and Series B convertible preferred stock were convertible into 1,895,028 and 864,198 common shares, respectively.

(4)Deferred Compensation

    During the nine months ended December 31, 1998, the Company granted options to purchase 438,900 shares of stock to employees for which the related exercise price was less than the deemed value of the Company's common stock for accounting purposes on the date of grant. Deferred compensation cost recognized for these option grants totaled approximately $219,000. The Company recognized an expense of approximately $22,000 for the nine months ended December 31, 1998 for these stock option grants based on the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and will recognize the remainder of the deferred compensation cost over the respective vesting periods (five years) of the options granted.

                     SHOWCASE CORPORATION AND SUBSIDIARIES

                               December 31, 1998


(5) Warrants Issued

    In May 1998, the Company issued a warrant to purchase 13,750 shares of series B convertible preferred stock at an exercise price of $4.00 per share in consideration for the warrant-holder executing certain equipment leases with the Company. The warrant is exercisable through the earlier of May 13, 2008 or five years from the effective date of the Company's initial public offering. The warrant had not been exercised in whole or in part as of December 31, 1998. The Company recognizes lease expense equal to the fair value of the warrants amortized over the related lease term.

(6) Undesignated Preferred Shares

    As of December 31, 1998, the Company has authorized 2,748,743 undesignated preferred shares, none of which are outstanding.

                    [Inside back cover -- graphics to come]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including               , 1999 (the 25th day after the date
of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                         Shares

                                  Common Stock

                             --------------------

                              P R O S P E C T U S

                             --------------------

                              Merrill Lynch & Co.

                        U.S. Bancorp Piper Jaffray Inc.

                             Dain Rauscher Wessels,
                    a division of Dain Rauscher Incorporated

                                  FAC/Equities

                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      Except as set forth below, the following fees and expenses will be paid by ShowCase in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

     SEC registration fee............................................... $9,730
     NASD filing fee.................................................... $4,000
     Nasdaq National Market listing fee................................. $
     Legal fees and expenses............................................ $
     Accounting fees and expenses....................................... $
     Transfer Agent's and Registrar's fees.............................. $
     Printing and engraving expenses.................................... $
     Miscellaneous...................................................... $
     Total.............................................................. $

Item 14. Indemnification of Directors and Officers

      Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

      Provisions regarding indemnification of officers and directors of ShowCase to the extent permitted by Section 302A.521 are contained in ShowCase's articles of incorporation and bylaws.

      The Company maintains a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In conjunction with the effectiveness of the registration statement, the Company plans to expand its coverage to include securities law claims.

Item 15. Recent Sales of Unregistered Securities

      Since March 31, 1996, the Company has issued and sold the following securities that were not registered under the Securities Act:

      1. At various times during the period from March 31, 1996 through March 31, 1999, the Company has granted to employees and directors stock options
under its Stock Option Plan covering an aggregate of     shares of the
Company's Common Stock, at exercise prices ranging from $1.08 to $7.12 per share.

      2. On March 26, 1998, the Company sold an aggregate of 875,000 shares of Series B Convertible Preferred Stock at a purchase price of $4.00 per share, including 625,000 shares to Norwest Equity Partners V, L.P. and 250,000 shares to Beacon Information Technology.

      3. On May 13, 1998, the Company issued a warrant (the "Series B Warrant") to purchase 13,750 shares of Series B Convertible Preferred Stock (at an exercise price of $4.00 per share) to Comdisco, Inc. (the "Warrantholder") in consideration for the Warrantholder executing and delivering certain equipment leases (the "Leases") to the Company. Upon the closing of the offering, the warrant will represent the right to purchase 13,580 shares of our common stock. If the total cost of equipment leased by the Company pursuant to the Leases exceeds $1,000,000, the Warrantholder has the right to purchase an additional number of shares determined by multiplying the amount by which the Warrantholder's total equipment cost exceeds $1,000,000 by 5.5% and dividing the product thereof by the exercise price per share.

      The sale and issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and received or had access to adequate information about the Company, or Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits

Number                                      Description
------                                      -----------
  1.1*   Form of Purchase Agreement.
  3.1    Articles of Incorporation of the Company, as currently in effect.
         Amended and Restated Articles of Incorporation of the Company, adopted subject to
  3.2    completion of this offering.
  3.3    Amended and Restated Bylaws of the Company, as currently in effect.
         Amended and Restated Bylaws of the Company, adopted subject to completion of the
  3.4    offering.
  4.1*   Specimen of Common Stock certificate.
         Warrant Agreement to purchase shares, of the Series B Preferred Stock of the
  4.2    Company, issued to Comdisco, Inc.
  4.3    Registration Rights Provisions, for preferred shareholders.
  5.1*   Opinion of Dorsey & Whitney LLP.
 10.1    Amended 1991 Long-Term Incentive and Stock Option Plan.
 10.2    1999 Stock Incentive Plan.
 10.3    1999 Employee Stock Purchase Plan.
         Lease Agreement dated as of November 30, 1998 between Mortenson Properties, Inc.
 10.4    as Landlord and the Company as Tenant.
         Employment Agreement dated as of November 22, 1993, between the Company and
 10.5    Kenneth H. Holec.
         Service Agreement dated as of March 17, 1998, between the Company and Patrick
 10.6    Dauga.
 10.7    Employment offer letter to Kevin R. Potrzeba dated as of August 23, 1996.
 10.8    Employment offer letter to Roger E. Bottum dated as of July 31, 1998.
         License Agreement, effective as of April 1, 1998, between the Company and Arbor
 10.9**  Software Corporation (the "Hyperion License Agreement").
         Amendment No. 1 to the Hyperion License Agreement, effective as of September 14,
 10.10** 1998, between the Company and Hyperion Solutions Corporation.
         Software License and Marketing Agreement, effective as of January 4, 1996,
 10.11** between the Company and AppSource.
 10.12** Amendment to AppSource/Showcase License Agreement, effective as of March 7, 1997.
         ShowCase License Agreement, dated as of December 9, 1998, between the Company and
 10.13** International Business Machines Corporation ("IBM").
         Outbound License Agreement, dated as of December 9, 1998, between the Company and
 10.14** IBM.
         Marketing Relationship Agreement, dated as of May 22, 1997, between the Company
 10.15** and IBM (the "Marketing Relationship Agreement").
         Amendment No. 1, dated as of October 28, 1998, to Marketing Relationship
 10.16** Agreement between the Company and IBM.
         Amendment No. 2, dated as of March 15, 1999, to Marketing Relationship Agreement
 10.17** between the Company and IBM.
 21.1    Subsidiaries of the Company.
 23.1    Consent of Independent Auditors and Report on Schedules.
         Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1 to the Registration
 23.2    Statement).
 24.1    Powers of Attorney (included on signature page).
 27.1    Financial Data Schedule.

--------
 *  To be filed by amendment.
** Confidential information has been omitted from these exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.

      Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of holders of certain long-term debt of the Company are not filed, and in lieu thereof, the Company agrees to furnish copies thereof to the Commission upon request.

      (b) Financial Statement Schedules

      II--Valuation and Qualifying Accounts

        Schedules other than those listed have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes. Columns omitted from schedules filed have been omitted since the information is not applicable.

Item 17. Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of Minnesota, on April 28, 1999.

                                         Showcase Corporation

                                                   /s/ Kenneth H. Holec
                                         By:__________________________________
                                                     Kenneth H. Holec
                                         President and Chief Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Kenneth H. Holec and Craig W. Allen, and each of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this registration statement and (ii) registration statements, and any and all amendments thereto (including post-effective amendments), relating to the offering contemplated pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                     Title                 Date



        /s/ Kenneth H. Holec             President, Chief Executive Officer
                                         and Director (principal executive
                                         officer)
                                                                  April 28,
_____________________________________                             1999
          Kenneth H. Holec

         /s/ Craig W. Allen              Chief Financial Officer (principal
                                         financial officer and principal
                                         accounting officer)
                                                                  April 28,
_____________________________________                             1999
           Craig W. Allen

          /s/ Promod Haque               Director                 April 28,
_____________________________________                             1999
            Promod Haque

        /s/ C. McKenzie Lewis            Director                 April 28,
_____________________________________                             1999
        C. McKenzie Lewis III

           /s/ Jack Noonan               Director                 April 28,
_____________________________________                             1999
             Jack Noonan

         /s/ Dennis Semerad              Director                 April 28,
_____________________________________                             1999
           Dennis Semerad

                     SHOWCASE CORPORATION AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (In Thousands)

Allowance for Doubtful Accounts and Sales Returns

                                                     Year Ended March 31,
                                                     ----------------------
                                                      1996    1997    1998
                                                     ------  ------  ------
Balance at beginning of year........................ $  228  $  250  $  300
Additions charged to costs and expenses.............    410     281     500
Write-offs and returns..............................   (388)   (231)   (300)
Balance at end of year..............................    250     300     500

                                 EXHIBIT INDEX

Number                                      Description
------                                      -----------
  1.1*   Form of Purchase Agreement.
  3.1    Articles of Incorporation of the Company, as currently in effect.
         Amended and Restated Articles of Incorporation of the Company, adopted subject to
  3.2    completion of this offering.
  3.3    Amended & Restated Bylaws of the Company, as currently in effect.
         Amended and Restated Bylaws of the Company, adopted subject to completion of the
  3.4    offering.
  4.1*   Specimen of Common Stock certificate.
         Warrant Agreement to purchase shares, of the Series B Preferred Stock of the
  4.2    Company, issued to Comdisco, Inc.
  4.3    Registration Rights Provisions, for preferred shareholders.
  5.1*   Opinion of Dorsey & Whitney LLP.
 10.1    Amended 1991 Long-Term Incentive and Stock Option Plan.
 10.2    1999 Stock Incentive Plan.
 10.3    1999 Employee Stock Purchase Plan.
         Lease Agreement dated as of November 30, 1998 between Mortenson Properties, Inc.
 10.4    as Landlord and the Company as Tenant.
         Employment Agreement dated as of November 22, 1993, between the Company and
 10.5    Kenneth H. Holec.
         Service Agreement dated as of March 17, 1998, between the Company and Patrick
 10.6    Dauga.
 10.7    Employment offer letter to Kevin R. Potrzeba dated as of August 23, 1996.
 10.8    Employment offer letter to Roger E. Bottum dated as of July 31, 1998.
         License Agreement, effective as of April 1, 1998, between the Company and Arbor
 10.9**  Software Corporation (the "Hyperion License Agreement").
         Amendment No. 1 to the Hyperion License Agreement, effective as of September 14,
 10.10** 1998, between the Company and Hyperion Solutions Corporation.
         Software License and Marketing Agreement, effective as of January 4, 1996,
 10.11** between the Company and AppSource.
 10.12** Amendment to AppSource/ShowCase License Agreement effective as of March 7, 1997.
         ShowCase License Agreement, dated as of December 9, 1998, between the Company and
 10.13** International Business Machines Corporation ("IBM").
         Outbound License Agreement, dated as of December 9, 1998, between the Company and
 10.14** IBM.
         Marketing Relationship Agreement, dated as of May 22, 1997, between the Company
 10.15** and IBM (the "Marketing Relationship Agreement").
         Amendment No. 1, dated as of October 28, 1998, to Marketing Relationship
 10.16** Agreement between the Company and IBM.
         Amendment No. 2, dated as of March 15, 1999, to Marketing Relationship Agreement
 10.17** between the Company and IBM.
 21.1    Subsidiaries of the Registrant.
 23.1    Consent of Independent Auditors and Report on Schedules.
         Consent of Dorsey & Whitney LLP (included in Exhibit No. 5.1 to the Registration
 23.2    Statement).
 24.1    Powers of Attorney (included on signature page).
 27.1    Financial Data Schedule.

--------
 * To be filed by amendment.
** Confidential information has been omitted from the exhibits and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 406 under the Securities Act of 1933, as amended.